UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of May, 2016

Commission File Number 001-35575

Cencosud S.A.
(Translation of registrant’s name into English)

Av. Kennedy 9001, Piso 6
Las Condes, Santiago
Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40 F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This report on Form 6-K is being furnished for the purpose of providing a copy of the registrant’s unaudited condensed consolidated interim financial statements as of and for the three month period ended March 31, 2016 (the “Consolidated Financial Statements”). The  Consolidated Financial Statements are presented in Chilean pesos and prepared in accordance with International Financial Reporting Standards.

The attachment contains forward-looking statements.  The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in such forward-looking statements.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry.  These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached involve various risks and uncertainties, including, among others:  (i) changes in general economic, business or political or other conditions in Chile, Argentina, Brazil, Peru, Colombia or elsewhere in Latin America or global markets; (ii) changes in capital markets in general that may affect policies or attitudes towards investing in Chile, Argentina, Brazil, Peru, Colombia or securities issued by companies in such countries; (iii) the monetary and interest rate policies of the Central Banks of Chile, Argentina, Brazil, Peru and Colombia; (iv) high levels of inflation or deflation; (v) unanticipated increases in financing and other costs or our inability to obtain additional debt or equity financing on attractive terms; (vi) movements in interest and/or foreign exchange rates, and movements in equity prices or other rates or prices; (vii) changes in, or failure to comply with, applicable regulations or changes in taxes; (viii) loss of market share or changes in competition and pricing environments in the industries in which the Company operates; (ix) difficulties in successfully integrating recent and future acquisitions into the Company’s operations; (x) the Company’s inability to hedge certain risks economically; (xi) changes in consumer spending and saving habits; (xii) implementation of new technologies; (xiii) limitations on the Company’s ability to open new stores and operate them profitably; (xiv) difficulties in completing proposed store openings, expansions or remodeling; (xv) difficulties in acquiring and developing land in Chile, Argentina, Brazil, Peru or Colombia, and restrictions on opening new large stores in any such countries; and (xvi) the factors discussed under the heading “Risk Factors” as well as risks included in the Company’s other filings and submissions with the United States Securities and Exchange Commission.

Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect.  The registrant’s actual results could be materially different from its expectations.  In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, including, but not limited to, the factors mentioned above.  Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached.  The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cencosud S.A.

By:	/s/ Sebastián Rivera Martínez
Name:	Sebastián Rivera Martínez
Title:	Legal Manager

Date:  May 27, 2016

Cencosud S.A. and subsidiaries, Consolidated Interim Statements of Financial Position

		As of
Assets	Note	March 31, 2016	December 31, 2015
		ThCh$	ThCh$
		(unaudited)

Current assets
Cash and cash equivalents		251,539,892	268,275,126
Other financial assets, current	5	96,628,150	254,850,725
Other non-financial assets, current		30,968,638	14,442,030
Trade receivables and other receivables	6	733,706,609	819,839,383
Receivables due from related entities, current		16,473,998	14,851,194
Inventory	8	1,071,311,060	1,068,309,333
Current tax assets		90,057,513	61,197,049

Total current assets		2,290,685,860	2,501,764,840

Assets held for sale	21	94,079,667	-

Total current assets		2,384,765,527	2,501,764,840

Non-current assets
Other financial assets, non-current	5	354,876,893	421,532,586
Other non-financial assets, non-current		45,414,602	31,907,769
Trade receivable and other receivables, non-current	6	17,421,839	30,996,852
Equity method investment		196,964,055	251,527,505
Intangible assets other than goodwill	9	398,290,060	401,749,417
Goodwill	10	1,399,246,493	1,391,692,072
Property, plant and equipment	11	2,611,521,091	2,711,490,630
Investment property	12	1,808,110,947	1,807,095,204
Non-current tax assets,		8,776,337	8,854,347
Deferred income tax assets		579,182,514	552,114,088

Total non-current assets		7,419,804,831	7,608,960,470

Total assets		9,804,570,358	10,110,725,310

The accompanying notes are an integral part of these interim consolidated financial statements.

Cencosud S.A. and subsidiaries, Consolidated Interim Statements of Financial Position

		As of
Net equity and liabilities	Note	March 31, 2016	December 31, 2015
		ThCh$	ThCh$
		(unaudited)

Current liabilities
Other financial liabilities, current	13	326,501,928	356,173,111
Trade payables and other payables		1,653,029,791	1,856,524,795
Payables to related entities, current		28,277,735	29,196,949
Provisions and other liabilities	14	14,624,994	15,641,961
Current income tax liabilities		51,294,016	49,433,829
Current provision for employee benefits		76,902,512	97,889,042
Other non-financial liabilities, current		46,904,346	21,225,549

Total current liabilities		2,197,535,322	2,426,085,236

Liabilities held for sale	21	5,858,971	-

Total current liabilities		2,203,394,293	2,426,085,236

Non-current liabilities
Other financial liabilities,	13	2,816,090,183	2,924,038,308
Trade accounts payables		4,623,692	4,502,991
Provisions and other liabilities	14	69,030,951	78,188,586
Deferred income tax liabilities		655,439,417	649,536,334
Non-current income tax liabilities		17,789,595	-
Other non–financial liabilities, non–current		58,813,976	57,562,037

Total non-current liabilities		3,621,787,814	3,713,828,256

Total liabilities		5,825,182,107	6,139,913,492

Equity
Paid-in capital	15	2,370,218,835	2,321,380,936
Retained earnings		2,412,942,047	2,329,411,478
Issuance premium		491,531,105	526,633,344
Other reserves		(1,295,412,275)	(1,205,679,999)

Equity attributable to controlling shareholders		3,979,279,712	3,971,745,759
Non-controlling interest		108,539	(933,941)

Total equity		3,979,388,251	3,970,811,818

Total equity and liabilities		9,804,570,358	10,110,725,310

The accompanying notes are an integral part of these interim consolidated financial statements.

Cencosud S.A. and subsidiaries Consolidated Interim Statements of Profit and Loss and Other Comprehensive Profit (unaudited)

		For the three months ended
Statements of profit and loss	Note	3/31/2016	3/31/2015
		ThCh$	ThCh$
Revenues from ordinary activities	18	2,483,843,974	2,652,647,107
Cost of Sales	16	(1,763,979,519)	(1,912,099,933)
Gross Profit		719,864,455	740,547,174

Other income by function	16	40,774,188	16,302,292
Distribution cost	16	(6,242,744)	(6,623,710)
Administrative expenses	16	(545,038,536)	(585,343,171)
Other expenses by function	16	(36,495,483)	(37,817,114)
Other gain (losses), net	16	(3,462,534)	(10,569,944)
Operating profit		169,399,346	116,495,527

Finance income	16	3,840,794	3,490,506
Finance expenses	16	(69,323,451)	(54,547,798)
Participation in profit or loss of equity method associates		2,860,171	1,745,343
Exchange differences	16	38,525,604	(12,809,762)
(Losses) from indexation	16	(3,468,411)	(911,064)
Profit before tax		141,834,053	53,462,752

Income tax expense	17	(32,805,216)	(33,357,900)

Profit from continuing operations		109,028,837	20,104,852

Profit from discontinued operations	22	-	2,326,707
Profit attributable to controlling shareholders		107,681,808	22,059,666
Profit attributable to non–controlling shareholders		1,347,029	371,893

Profit		109,028,837	22,431,559

Earnings per share
Basic earnings per share from continued operations		38.1	7.0
Basic earnings per share from discontinued operations		-	0.8
Diluted earnings per share from continued operations		37.8	7.0
Diluted earnings per share from discontinued operations		-	0.8

The accompanying notes are an integral part of these interim consolidated financial statements.

The consolidated interim statement of profit and loss for the three months ended as of March 31, 2015 has been restated regarding the adoption of the change of the accounting policy that defines the allocation within the statement of profit and loss of the impacts produced by the measurement at fair value of financial instruments and derivative contracts applied restrospectively since September 30, 2015. The voluntary change in accounting policy represents a reclassification of impacts within different items of the statement of profit and loss, transferring the effects of this measurement at market value, from the operational line "other gains (losses)" to the  financial components of "finance expenses" and / or "exchange differences" depending on the nature of the hedged risk. Neither the net result of exercise, nor the determination of distributable net result reported in previous years change as a result of the change of the accounting policy. This change does not affect items within the consolidated statements of financial position; of changes in consolidated equity; or of cash flows.

Cencosud S.A. and subsidiaries Consolidated Interim Statements of Profit and Loss and Other Comprehensive Profit (unaudited)

	For the three months ended
	3/31/2016	3/31/2015
	ThCh$	ThCh$
Profit	109,028,837	22,431,559

Other comprehensive income Items that will never be reclassified to profit and loss
Re-measurements of defined benefit liability (asset)	-	-
Total OCI that will never be reclassified to profit and loss	-	-

Items that are or may be reclassified to profit and loss
Foreign currency translation adjustments	(92,461,573)	(186,976,397)
Cash flow hedge	(139,627)	209,130
Total Items that are or may be reclassified to profit and loss	(92,601,200)	(186,767,267)
Other comprehensive income, before taxes.	(92,601,200)	(186,767,267)
Income tax related to re-measurement of defined benefit liability (asset)	-	-
Total income tax that will never be reclassified to profit and loss	-	-
Income tax related to cash flow hedge	38,945	(58,599)
Total income tax that are or may be reclassified to profit and loss	38,945	(58,599)
Total other comprehensive income and expense	(92,562,255)	(186,825,866)

Total comprehensive income	16,466,582	(164,394,307)

Income attributable to
Owners of the Company	15,371,505	(164,759,696)
Non-controlling Shareholders	1,095,077	365,389

Total comprehensive income	16,466,582	(164,394,307)

The accompanying notes are an integral part of these interim consolidated financial statements.

Cencosud S.A. and subsidiaries
Consolidated Interim Statement of Changes in Net Equity
For the three months ended March 31, 2016 (unaudited)

Statement of changes in equity ThCh$	Paid-in capital	Issuance premiums	Translation reserves	Cash flow Hedge reserves	Actuarial Gain(loss) reserves	Share based payments reserves	Other reserves	Total reserves	Changes in retained earnings (Accumulated losses)	Changes in net equity attributable to parent company shareholders	Change in non- controlling interest	Total equity
Opening balance as of January 1, 2016	2,321,380,936	526,633,344	(1,187,109,821)	14,859,584	(229,427)	19,276,599	(52,476,934)	(1,205,679,999)	2,329,411,478	3,971,745,759	(933,941)	3,970,811,818

Changes in equity
Comprehensive income	-	-	-	-	-	-	-	-	-	-	-	-
Net income	-	-	-	-	-	-	-	-	107,681,808	107,681,808	1,347,029	109,028,837
Other comprehensive income	-	-	(92,209,621)	(100,682)	-	-	-	(92,310,303)	-	(92,310,303)	(251,952)	(92,562,255)

Total Comprehensive income	-	-	(92,209,621)	(100,682)	-	-	-	(92,310,303)	107,681,808	15,371,505	1,095,077	16,466,582

Share issuance	48,837,899	(35,102,239)	-	-	-	-	-	-	-	13,735,660	-	13,735,660
Dividends	-	-	-	-	-	-	-	-	(24,151,239)	(24,151,239)	-	(24,151,239)
Stock option (see 20)	-	-	-	-	-	3,739,726	-	3,739,726	-	3,739,726	-	3,739,726
Decrease due to changes in ownership interest without a loss of control (see 15.4)	-	-	-	-	-	-	(1,161,699)	(1,161,699)	-	(1,161,699)	(52,597)	(1,214,296)

Total transactions with owners	48,837,899	(35,102,239)	(92,209,621)	(100,682)	-	3,739,726	(1,161,699)	(89,732,276)	83,530,569	7,533,953	1,042,480	8,576,433

Total Changes in equity	48,837,899	(35,102,239)	(92,209,621)	(100,682)	-	3,739,726	(1,161,699)	(89,732,276)	83,530,569	7,533,953	1,042,480	8,576,433

Ending balance, as of March 31, 2016	2,370,218,835	491,531,105	(1,279,319,442)	14,758,902	(229,427)	23,016,325	(53,638,633)	(1,295,412,275)	2,412,942,047	3,979,279,712	108,539	3,979,388,251

The accompanying notes are an integral part of these consolidated financial statements.

Cencosud S.A. and subsidiaries
Consolidated Interim Statement of Changes in Net Equity
For the three months ended March 31, 2015 (unaudited)

Statement of changes in equity ThCh$	Paid-in capital	Issuance premiums	Translation reserves	Cash flow Hedge reserves	Actuarial Gain(loss) reserves	Share based payments reserves	Other reserves	Total reserves	Changes in retained earnings (Accumulated losses)	Changes in net equity attributable to parent company shareholders	Change in non- controlling interest	Total equity
Opening balance as of January 1, 2015	2,321,380,936	526,633,344	(696,546,714)	13,202,220	117,926	13,458,245	(52,476,934)	(722,245,257)	2,166,548,572	4,292,317,595	(831,784)	4,291,485,811

Changes in equity
Comprehensive income
Net income	-	-	-	-	-	-	-	-	22,059,666	22,059,666	371,893	22,431,559
Other comprehensive income	-	-	(186,969,893)	150,531	-	-	-	(186,819,362)	-	(186,819,362)	(6,504)	(186,825,866)

Total Comprehensive income	-	-	(186,969,893)	150,531	-	-	-	(186,819,362)	22,059,666	(164,759,696)	365,389	(164,394,307)

Share issuance	-	-	-	-	-	-	-		-	-	-
Dividends	-	-	-	-	-	-	-		(3,744,040)	(3,744,040)	-	(3,744,040)
Stock option (see 20)	-	-	-	-	-	806,065	-	806,065	-	806,065	-	806,065
Decrease due to changes in ownership interest without a loss of control	-	-	-	-	-	-	-	-	(1,782,267)	(1,782,267)	-	(1,782,267)

Total transactions with owners	-	-	(186,969,893)	150,531	-	806,065	-	(186,013,297)	16,533,359	(169,479,938)	365,389	(169,114,549)

Total Changes in equity	-	-	(186,969,893)	150,531	-	806,065	-	(186,013,297)	16,533,359	(169,479,938)	365,389	(169,114,549)
Ending balance, as of March 31, 2015	2,321,380,936	526,633,344	(883,516,607)	13,352,751	117,926	14,264,310	(52,476,934)	(908,258,554)	2,183,081,931	4,122,837,657	(466,395)	4,122,371,262

The accompanying notes are an integral part of these consolidated financial statements.

Cencosud S.A. and subsidiaries
Consolidated Interim Statements of Cash Flows (unaudited)

	For the three months ended March 31,
	2016	2015
Cash flows from (used in) operating activities	ThCh$	ThCh$

Types of revenues from operating activities
Revenue from sale of goods & provision of services	2,993,838,841	3,276,406,934
Other operating activity revenue	15,270,384	2,127,803

Types of payments
Payments to suppliers for supply of goods & services	(2,582,774,650)	(2,607,469,916)
Payments to and on behalf of personnel	(305,999,620)	(359,447,090)
Other operating payments	(155,528,361)	(161,135,678)
Interest paid	-	(1,838,561)
Interest received	-	102,542
Taxes paid	(19,709,011)	(20,843,407)
Other cash inflows (outflows)	987,025	(98,454,034)
Cash flows from operating activities (continuing operations)	987,025	(193,021)
Cash flows from operating activities (discontinued operations)	-	(98,261,013)

Net cash flow from operating activities	(53,915,392)	29,448,593

Cash flows from (used in) investment activities
Cash flows from loss of control in subsidiaries classified as investment activities	(1,434,532)	-
Cash flows used to acquire non-controlled interests	-	-
Proceeds from sales of property, plant & equipment	1,779,681	596,546
Purchases of property, plant & equipment	(41,889,961)	(44,357,712)
Purchases of intangible assets	(8,074,386)	(5,678,523)
Collection from related entities	-	-
Dividends received	-	-
Interest received	435,537	216,522
Other cash inflows (outflows)	164,854,784	(11,504,915)
Cash flows from operating activities (continuing operations)	164,854,784	(10,725,631)
Cash flows from operating activities (discontinued operations)	-	(779,284)

Net cash flow (used in) investment activities	115,671,123	(60,728,082)

Cash flows from (used in) financing activities
Proceeds from shares issuance	13,735,660	-

Proceeds from borrowing at long–term	-	628,220,307
Proceeds from borrowing at short–term	45,464,010	732,356,151
Total loan proceeds from borrowing	45,464,010	1,360,576,458

Proceeds from borrowings granted by related parties	-	-
Repayments of borrowing	(40,479,068)	(1,341,555,540)
Dividends paid	-	-
Interest paid	(76,680,969)	(61,515,314)
Other cash outflows	(1,570)	30,196,981
Cash flows from operating activities (continuing operations)	(1,570)	-
Cash flows from operating activities (discontinued operations)	-	30,196,981

Net cash flow from financing activities	(57,961,937)	(12,297,415)

Net increase (decrease) in cash and cash equivalents before the effects of exchange rates variations	3,793,794	(43,576,904)

Effects of variations in the exchange rate on cash and cash equivalents	(20,529,028)	(4,433,706)
Net (decrease) increase in cash and cash equivalents	(16,735,234)	(48,010,610)
Cash and cash equivalents at the beginning of the year	268,275,126	218,871,793
Cash and cash equivalents at the end of the period	251,539,892	170,861,183

Incuded in cash and cash equivalents per the statement of financial situation	251,539,892	174,875,793
Incuded in the assets of the disposal group	-	(4,014,610)

The accompanying notes are an integral part of these consolidated financial statements.

Cencosud S.A. and subsidiaries
Notes to the unaudited consolidated interim financial statements

1	General information

Cencosud S.A. (hereinafter “Cencosud Group,” “the Company,” “the Holding,” “the Group”) taxpayer ID number 93.834.000-5 is a public corporation with an indefinite life, with its legal residence at Avda. Kennedy 9001, 4th floor, Las Condes, Santiago, Chile.

Cencosud S.A. is a public company registered with the Chilean Superintendence of Securities and Insurance (SVS), under No.743, which shares are quoted in Chile on the Stock Brokers-Stock Exchange (Valparaíso), the Chilean Electronic Stock Exchange and the Santiago Stock Exchange; it is also quoted on the United States of America Stock Exchange (“NYSE”) in New York in the form of American Depositary Receipts (ADRs).

Cencosud S.A. is a retail operator in Latin America, which has active operations in Chile, Argentina, Brazil, Colombia and Peru, where it has developed a successful multi-format and multi-brand strategy reaching sales of ThCh$ 2,483,843,974 as of March 31, 2016.

During the year ended March 31, 2016, the Company employed an average of 138,997 employees, ending with a total number of 138,910 employees.

The Company’s operations include supermarkets, hypermarkets, home improvement stores, department stores, shopping centers, as well as real estate development and financial services, which makes it the most diversified retail company of Latin-American capital in South America with the biggest offering of square meters, it caters to the consumption needs of over 180 million customers.

Additionally, it operates other lines of business that complement the main retail operations, such as insurance brokerage, a travel agency, customer loyalty services and family entertainment centers. All of these services have gained recognition and prestige among customers, with brands that excel at quality and service.

The Company splits its equity among 2,842,459,622 shares of a single series whose main shareholders are the following:

Major shareholders as of March 31, 2016	Shares	Interest
		%
Inversiones Quinchamali Limitada	573,754,802	20.185%
Inversiones Latadia Limitada	550,823,211	19.378%
Inversiones Tano Limitada	457,879,800	16.109%
Banco de Chile por cuenta de terceros	185,444,659	6.524%
Banco Itau por cuenta de inversionistas	135,049,824	4.751%
Horst Paulmann Kemna	70,336,573	2.475%
Fondo de Pensiones Habitat C	62,824,980	2.210%
Banco Santander - JP Morgan	56,918,099	2.002%
Fondo de Pensiones Provida C	56,826,301	1.999%
Fondo de Pensiones Habitat B	41,346,983	1.455%
Fondo de Pensiones Capital C	37,802,208	1.330%
Fondo de Pensiones Provida B	36,054,975	1.268%
Other shareholders	577,397,207	20.313%

Total	2,842,459,622	100.000%

The Cencosud group is controlled by the Paulmann family, as detailed below:

Interest of Paulmann family as of March 31, 2016	Interest
%
Inversiones Quinchamali Limitada	20.185%
Inversiones Latadia Limitada	19.378%
Inversiones Tano Limitada	16.109%
Horst Paulmann Kemna	2.475%
Manfred Paulmann Koepfer	0.489%
Peter Paulmann Koepfer	0.495%
Heike Paulmann Koepfer	0.490%
Succession of Mrs. Helga Koepfer Schoebitz	0.114%
Inversiones Alpa Limitada	0.026%

Total	59.761%

The consolidated interim financial statements of Cencosud group as of March 31, 2016, were approved by the Board of Directors in a session held on May 25, 2016.

2	Summary of the main accounting policies

2.1	Presentation basis

The consolidated financial statements of Cencosud S.A. have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

These condensed consolidated interim financial statements for the three months ended March 31, 2016 have been prepared in accordance with IAS 34, “Interim financial reporting”. These do not include all the information required for a complete set of IFRS financial statements. However, the condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended December 31, 2015, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

2.2                            New and amended standards adopted by the group

(a) The following standards and interpretations are compulsory for the first adoption for annual periods beginning on or after January 1, 2016.

Standards and interpretations

IFRS 14 Regulatory Deferral Accounts permits an entity which is a first-time adopter of International Financial Reporting Standards to continue to account, with some limited changes, for 'regulatory deferral account balances' in accordance with its previous GAAP, both on initial adoption of IFRS and in subsequent financial statements. Regulatory deferral account balances, and movements in them, are presented separately in the statement of financial position and statement of profit or loss and other comprehensive income, and specific disclosures are required.

Amendments and improvements

IFRS 11 Joint Arrangements. Publicated May 2014. The amendments clarify the accounting for acquisitions of an interest in a joint operation when the operation constitutes a business. It does not provide guidance on the accounting for acquisitions of interests in joint operations in which the activity constitutes a business. The IFRS Interpretations Committee received a submission asking whether the acquirer of such interests in joint operations should apply the principles in IFRS 3 Business Combinations on initial recognition of the interest or whether the acquirer should instead account for it as the acquisition of a group of assets.

Amendment to IAS 16 "Property, Plant and Equipment", and IAS 38, "Intangible Assets". Publicated May 2014. This amendment clarifies that the use of revenue-based methods to calculate the depreciation of an asset is not appropiate. It also clarifies that revenue is generally presumed to be an inappropiate basis for measuring the consumption of the economic benefits embodied in an intangible asset.

Amendment to IAS 16 "Property, Plant and Equipment", and IAS 41 “Agriculture”. Publucated June 2014. These amendments change the reporting for bearer plants, which should be accounted for in the same way as property, plant and equipment. The amendments include them in the scope of IAS 16 rather tan IAS 41.

Amendment to IAS 27 "Consolidated and Separate Financial Statements". Publicated August 2014. The amendment allows entities to use the equity method to account for investments in subsidiaries, join ventures and associates in their separate financial statements.

Amendment to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures”. Publicated September 2014. The amendments address a conflict between the requirements of IAS 28 'Investments in Associates and Joint Ventures' and IFRS 10 'Consolidated Financial Statements' and clarify that in a transaction involving an associate or joint venture the extent of gain or loss recognition depends on whether the assets sold or contributed constitute a business.

Amendment to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures”. Publicated December 2014. These Amendments address issues that have arisen in the context of applying the consolidation exception for investment entities. The amendment defines that when applying the equity method to an associate or a joint venture, a non-investment entity investor in an investment entity may retain the fair value measurement applied by the associate or joint venture to its interests in subsidiaries.

Amendment to IAS 1 “Presentation of Financial Statements”. Publicated December 2014. The amendments aim at clarifying IAS 1 to address perceived impediments to preparers exercising their judgement in presenting their financial reports. The amendment to ensure that entities are able to use judgement when presenting their financial reports as the wording of some of the requirements in IAS 1 had in some cases been read to prevent the use of judgement.

Annual Improvements to IFRSs 2012–2014 Cycle, piblicated on September 25, 2014

Amendment to IFRS 5 " Non-current Assets Held for Sale and Discontinued Operations". The amendment adds specific guidance in IFRS 5 changes in methods of disposal, for cases in which an entity reclassifies an asset from held for sale to held for distribution or vice versa and cases in which held-for-distribution accounting is discontinued.

Improvements to IFRS 7 " Financial Instruments: Disclosures". It adds additional guidance to clarify whether a servicing contract is continuing involvement in a transferred asset for the purpose of determining the disclosures required. This also clarifies the applicability of the amendments to IFRS 7 on offsetting disclosures to condensed interim financial statements.

Improvements to IAS 19, "Employee Benefits". It clarifies that the high quality corporate bonds used in estimating the discount rate for post-employment benefits should be denominated in the same currency as the benefits to be paid.

Improvements to IAS 34, " Interim Financial Reporting". This clarifies the meaning of 'elsewhere in the interim report' and requires a cross-reference.

Managenment has assessed the adoption of these standards, amendments and interpretations, and it has concluded that there are not a material impact on Financial Satements of the Group.

(b) New standards, amendments and interpretations not yet adopted.

Standards and interpretations	Description	Application for annual periods beginning on or after:
IFRS 9 “Financial Instruments”
The complete version of IFRS 9 replaces most of the guidance in IAS 39. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39.
01-01-2018
IFRS 15 “Revenue from Contracts with Customers”

This standard defines a new model to recognize revenue from contracts with costumers. The standard deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18 ‘Revenue’ and IAS 11 ‘Construction contracts’ and related interpretations.
01-01-2018
IFRS 16 “Leases”

Specifies how an IFRS reporter will recognise, measure, present and disclose leases. The new standard brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting however remains largely unchanged and the distinction between operating and finance leases is retained. The standard also provides a single lessee accounting model, requiring lessees to recognise assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value.
01-01-2019

Amendments and improvements	Description	Application for annual periods beginning on or after:
Amendment to IAS 7 “Statement of Cash Flows”
The amendments are intended to clarify IAS 7 to improve information provided to users of financial statements about an entity's financing activities. The amendments in Disclosure Initiative (Amendments to IAS 7) come with the objective that entities shall provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities.
01-01-2017
Amendment to IAS 12 “Income Taxes”

The IASB had concluded that the diversity in practice around the recognition of a deferred tax asset that is related to a debt instrument measured at fair value is mainly attributable to uncertainty about the application of some of the principles in IAS 12. Therefore the amendments consist of some clarifying paragraphs and an illustrating example.
01-01-2017

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Group.

2.3	Accounting policies

The accounting policies adopted are consistent with those applied during the previous financial year.

Income taxes for interim periods are accounted for using the tax rate that would be applicable to expected total annual income before taxes.

2.4	Changes in accounting policies

The Company assess accounting policies frequently, and decide to change any of the adopted standards only if the change: i) is required by a new IFRS ; or ii) results in the financial statements providing reliable and more relevant information about the effects of transactions, other events or conditions on the entity's financial position, financial performance, or cash flows.

3	Risk management policies

The Company is exposed to a variety of financial risks: market risk (including interest rate risk and foreign exchange rate risk), credit risk and liquidity risk.

The condensed interim consolidated financial statements do not include all financial risk management information and disclosure required in the annual financial statements, and should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2015.

There have been no changes in the risk management policies and procedures between the dates of the annual and these interim consolidated financial statements as of March 31, 2016.

3.1.	Valuation methodology (initially and subsequently).

Financial instruments that have been accounted for at fair value in the statement of financial position as of March 31, 2016 and December 31, 2015 have been measured using the methodologies as set forth in IFRS 13. These methodologies applied for each class of financial instruments are classified using the following hierarchy:

Level I: The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the group is the current bid price.

Level II: The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3.

Specific valuation techniques used to value financial instruments include:

•	Quoted market prices or dealer quotes for similar instruments;

•	The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves;

•	Other techniques, such as discounted cash flow analysis, are used to determine fair value for the remaining financial instruments

•	The fair value of forward foreign exchange contracts is determined using forward exchange rates at the balance sheet date, with the resulting value discounted back to present value;

•	Other techniques, such as discounted cash flow analysis, are used to determine fair value for the remaining financial instruments.

Level III: Inputs for assets or liabilities that are not based on observable market data.

Group valuation process

The Group has established control framework with respect to the measurements of fair value. This includes a valuation team that has an overall responsibility for overseeing all significant fair value measurements, including level 3 fair values, and reports directly to the regional CFO.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence from third parties to support the conclusion that such valuations meet the requirements of IFRS, including the fair value hierarchy in which such valuation should be classified.

Taking into account the nature and characteristics of the instruments maintained in its portfolio, the Company classifies its valuation methodologies in the three aforementioned levels. Currently, the valuation process considers internally developed valuation techniques, for which parameters and observable market inputs are used, mainly using the present value methodology.

As of March 31, 2016 and December 31, 2015, the Group has no financial instruments that have been valuated using inputs assessed as level III, however, the procedures above are in line with the Group policies regarding the estimation and review of the inputs used in fair-valuing financial asset and recurrent and non-recurrent non-financial assets.

The tables below show the total value of each type of the financial instruments valued under each category, and its respective percentage, as of March 31, 2016 and December 31, 2015:

March 2016
			Valuation method				Amortized
Classification	Group	Type	Value	Level I	Level II	Level III	cost
			ThCh$	%	%	%	%
At fair value through profit or loss	Mutual funds	Mutual fund shares	41,051,994	100%	-	-	-
	Derivatives	Forward	85,822	-	100%	-	-
	Shares	Shares	85,822	100%	-	-	-
	Other financial Instruments	High liquid financial instruments	3,978,787	100%	-	-	-
		Other financial investments	51,511,547	100%	-	-	-
Credit cards and trade Receivables, net	Cash and cash equivalents	Cash balances	201,145	-	-	-	100%
		Bank balances	24,325,957	-	-	-	100%
		Short-term deposits	135,173,111	-	-	-	100%
	Receivables	Receivables due from Bretas	92,040,824	-	-	-	100%
		Credit card and trade receivables, net (1)	878,695	-	-	-	100%
	Receivables from related entities	Related entities, current	751,128,448	-	-	-	100%
Financial liabilities and payables	Bank loans (2)	Current	16,473,998	-	-	-	100%
		Non-Current	206,832,358	-	-	-	100%
	Bonds payable (2)	Current	255,985,695	-	-	-	100%
		Non-Current	42,633,954	-	-	-	100%
	Other loans (lease)	Current	2,488,281,285	-	-	-	100%
		Non-Current	2,531,302	-	-	-	100%
	Deposits and saving accounts	Current	25,970,332	-	-	-	100%
		Non-Current	69,770,366	-	-	-	100%
	Debt purchase affiliates	Current	32,519,509	-	-	-	100%
		Non-Current	0	-	-	-	100%
	Letters of credit	Non-Current	2,025,542	-	-	-	100%
	Other financial liabilities	Current	8,049,740	-	-	-	100%
	Trade payables	Current	2,035,686	-	-	-	100%
		Non-Current	1,497,820,973	-	-	-	100%
	Withholding taxes	Current	461,210	-	-	-	100%
		Non-Current	155,208,818	-	-	-	100%
	Payables to related entities	Current	4,162,482	-	-	-	100%
Hedges	Hedging derivatives	Cash flow hedging liability	28,277,735	-	100%	-	-
		Cash flow hedging asset	3,645,892	-	100%	-	-
		Fair value hedging asset	307,658,745	-	100%	-	-

(1)	The fair value of current receivables is not significantly different from their book value, since the effect of the discount rate is not significant.

(2)
The fair value has been determined using discounted cash flows valuation models. Meaningful inputs include the discount rate used to reflect the credit risk associated with Cencosud SA, these inputs are level II type, within the fair value hierarchy.

December 2015

				Valuation method			Amortized
Classification	Group	Type	Value	Level I	Level II	Level III	cost
			ThCh$	%	%	%	%
At fair value through profit or loss	Mutual funds	Mutual fund shares	181,562,472	100%	-	-	-
	Derivatives	Forward	1,873,528	-	100%	-	-
	Other financial Instrument	Highly liquid financial instruments	71,414,725	100%	-	-	-
		Other financial investments	185,549	100%	-	-	-
Trade Receivables, net	Cash and cash equivalents	Cash balances	41,943,295	-	-	-	100%
		Bank balances	189,062,850	-	-	-	100%
		Short-term deposits	37,268,981	-	-	-	100%
	Receivables	Receivables due from Bretas	2,625,340	-	-	-	100%
		Trade receivables, net (1)	850,836,235	-	-	-	100%
	Receivables from related entities	Related entities, current	14,851,194	-	-	-	100%
Financial liabilities and payables	Bank loans (2)	Current	193,821,962	-	-	-	100%
		Non-Current	269,733,099	-	-	-	100%
	Bonds payable (2)	Current	61,488,514	-	-	-	100%
		Non-Current	2,586,966,437	-	-	-	100%
	Other loans (lease)	Current	3,025,088	-	-	-	100%
		Non-Current	29,524,500	-	-	-	100%
	Deposits and saving accounts	Current	94,067,332	-	-	-	100%
		Non-Current	23,601,397	-	-	-	100%
	Debt purchase affiliates	Current	1,388,767	-	-	-	100%
		Non-Current	4,889,206	-	-	-	100%
	Letters of credit	Non-Current	8,235,348	-	-	-	100%
	Other financial liabilities	Current	2,323,419	-	-	-	100%
	Trade payables	Current	1,622,571,864	-	-	-	100%
		Non-Current	571,936	-	-	-	100%
	Withholding taxes	Current	233,952,931	-	-	-	100%
		Non-Current	3,931,055	-	-	-	100%
	Payables to related entities	Current	29,196,949	-	-	-	100%
Hedges	Hedging derivatives	Cash flow hedging liability	1,146,350	-	100%	-	-
		Cash flow hedging asset	382,046,136	-	100%	-	-
		Fair value hedging asset	36,675,561	-	100%	-	-

(1)	The fair value of current receivables is similar to its carrying amount, as the impact of discounting is not significant.

(2)
The fair value for disclosure purposes has been determined using discounted cash flow. Significant inputs include the discount rate used for similar instruments as modified to reflect the credit risk associated with Cencosud S.A., these inputs are categorized within level 2 of the fair value hierarchy.

Instruments classified as Level II correspond mainly to interest rate and cross currency swaps that have been valued by discounting the future cash flows stipulated in the contract for both the asset and liability component of each instrument. The structure of interest rates used to bring the future cash flows to present value is constructed based on the currency of each component and inferred from transactions involving risk-free instruments in the relevant market.

The Group recognizes transfers between levels of the fair value hierarchy at the end the reporting period during the change has occurred. As of March 31, 2016 and December 31, 2015, there have been no transfers between level I and II, and transfers out of level III to another level of fair value.

3.2.	Reclassifications.

As of the end of this reporting period, the Company has not reclassified any entries in the aforementioned financial instrument categories.

3.3.	Liquidity risk.

The concept of liquidity risk is used by the Company to refer to financial uncertainty, at different time horizons, related to its capacity to respond to cash needs to support its operations, under both normal and exceptional circumstances.

Compared to year end, there was no material change in the contractual undiscounted cash out flows for financial liabilities that affect the Company´s liquidity risk.

3.4                   Fair value of financial assets and liabilities measured at amortized cost.

In order to estimate the fair value of debt instruments not accounted for at amortized cost, the Company has estimated the cash flows from variable interest obligations using relevant swap curves. The structure of interest rates used to bring the future cash flows to present value is constructed based on the currency of each obligation and corresponds to the risk-free curve in the relevant market plus a credit spread inferred from the initial contractual conditions of each obligation.

The fair value of the following financial assets and liabilities approximate their carrying amount:

•	Trade and other receivables

•	Other current financial assets

•	Cash and cash equivalents (excluding bank overdrafts)

•	Trade and other payables

•	The following assets and liabilities within the held-for-sale disposal group:

–	Cash and cash equivalents

–	Other current assets

–	Trade and other payables

–	Borrowings

–	Other current liabilities

4	Estimates, judgment or criteria applied by management

The estimates and criteria used are continuously assessed and are based on prior experience and other factors, including the expectation of occurrence of future events that are considered reasonable according to the circumstances.

The preparation of interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed interim financial statements, the significant judgments made by management in applying the group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended December 31, 2015, with the exception of changes in estimates that are required in determining the provision for income taxes.

5	Other financial assets, current and non-current

The composition of this item as of March 31, 2016 and December 31, 2015 includes the following:

	As of
Other financial assets, current	March 31, 2016	December 31, 2015
	ThCh$	ThCh$
Shares	3,978,787	-
Mutual Funds Shares(*)	41,051,994	181,562,472
Hedging derivatives	85,822	1,873,528
Highly liquid financial instruments	51,511,547	71,414,725
Total other financial assets, current	96,628,150	254,850,725

	As of
Other financial assets, non-current	March 31, 2016	December 31, 2015
	ThCh$	ThCh$
Hedging derivatives	353,797,053	418,721,697
Financial investments Long term	201,145	185,549
Account receivable due from Bretas	878,695	2,625,340
Total other financial assets, non-current	354,876,893	421,532,586

(*)	Mutual Funds shares are mainly fixed rate investments.

6	Trade receivables and other receivables

Trade receivables and other receivables as of March 31, 2016 and December 31, 2015 are as follows:

	As of
Trade receivables and other receivables net, current	March 31, 2016	December 31, 2015
	ThCh$	ThCh$
Trade receivables net, current	153,942,842	174,446,809
Credit card receivables net, current	314,007,920	342,372,436
Other receivables, net, current	265,099,791	302,409,953
Letters of credit loans	656,056	610,185
Total	733,706,609	819,839,383

	As of
Trade receivables and other receivables, net, non-current	March 31, 2016	December 31, 2015
	ThCh$	ThCh$
Trade receivables net, non-current	487,406	415,973
Credit card receivables net, non-current	2,492,476	4,610,379
Other receivables, net, non-current	4,969,017	16,312,688
Letters of credit loans	9,472,940	9,657,812
Total	17,421,839	30,996,852

	As of
Trade receivables and other receivables, gross, current	March 31, 2016	December 31, 2015
	ThCh$	ThCh$
Trade receivables gross, current	166,970,932	192,176,807
Credit card receivables gross, current	330,767,796	358,131,672
Other receivables gross, current	281,076,164	313,390,901
Letters of credit loans	814,536	776,786
Total	779,629,428	864,476,166

	As of
Trade receivables and other receivables, gross, non-current	March 31, 2016	December 31, 2015
	ThCh$	ThCh$
Trade receivables gross, non-current	487,406	415,973
Credit card receivables gross, non-current	2,492,476	4,610,379
Other receivables gross, non-current	4,969,017	16,312,688
Letters of credit loans, non-current	9,472,940	9,657,812
Total	17,421,839	30,996,852

	As of
Trade receivables and other receivables close to maturity	March 31, 2016	December 31, 2015
	ThCh$	ThCh$
Less than three months	571,589,121	622,399,661
Between three and six months	61,943,057	65,106,283
Between six and twelve months	59,209,780	60,918,226
In more than twelve months	17,421,839	30,996,852
Total	710,163,797	779,421,022

The maturity of past due trade receivables as of March 31, 2016 and December 31, 2015 is as follows:

	As of
Trade receivables past due but not impaired	March 31, 2016	December 31, 2015
	ThCh$	ThCh$
Past due in less than three months	55,884,912	81,294,828
Past due between three and six months	15,506,724	10,635,980
Past due between six and twelve months	6,095,116	10,809,004
Past due in more than twelve months	9,400,718	13,312,184
Total	86,887,470	116,051,996

The movement of the bad debt allowance is as follows:

	As of
Change in bad debt allowance	March 31, 2016	December 31, 2015
	ThCh$	ThCh$
Initial balance	44,636,783	45,643,245
Increase in provision	6,552,449	27,855,602
Utilized provision	(538,713)	(23,427,920)
Decrease in provision	(4,727,700)	(60,904,525)
Reclassified to assets held for sale	-	55,470,381
Total	45,922,819	44,636,783

The maximum exposure to credit risk at the date of the report is the book value in each category of the trade account; the Cencosud Group does not request collateral as a guarantee.

7	Transactions with related parties

Transactions with related companies are based on immediate payment or collection or with a term of up to 30 days, and are not subject to special conditions. These operations comply with what is established in articles 44 and 49 of Law N° 18,046 that regulates the Corporations,  It is noteworthy that the related party transactions are in accordance with IAS 24 (Revised) “Related Parties”, The Company has a policy to disclose all transactions performed with related parties during the period,

7.1	Board of Directors and key management of the Company

The Board of Directors as of March 31, 2016 is comprised of the following people:

Board of directors	Role	Profession
Horst Paulmann Kemna	Chairman	Businessman
Heike Paulmann Koepfer	Director	Commercial Engineer
Peter Paulmann Koepfer	Director	Commercial Engineer
Roberto Oscar Phillips	Director	National Public Accountant
Cristián Eyzaguirre Johnston	Director	Economist
Richard Büchi Buc	Director	Civil Engineer
David Gallagher Patrickson	Director	Businessman
Julio Moura Neto	Director	Engineer

Key management of the Company as of March 31, 2016 is composed of the following people:

Senior management	Position	Profession
Jaime Soler	Chief Executive Officer	Commercial Engineer
Carlos Mechetti	General Counsel	Attorney at law
Bronislao Jandzio	Audit Managing Director	Business Administrator
Renato Fernández	Corporate Affairs Manager	Journalist
Antonio Ureta Vial	Home Improvement Managing Director	Commercial Engineer
Patricio Rivas	Financial Retail Managing Director	Commercial Engineer
Rodrigo Hetz	Human Resources Director	Industrial Engineer
Andres Artigas	Chief Information Officer	Industrial Engineer
Rodrigo Larrain	Chief Financial Officer	Industrial Engineer
Ricardo Bennett	Department Store Managing Director	Industrial Engineer
Tomás Zabala	Corporate Strategy Manager	Industrial Engineer
Carlos Madina	Shopping Centers Managing Director	Business Administrator

7.2	Board of Directors compensation

In accordance with Article 33 of Law N° 18,046 in regards to Corporations, the Ordinary Shareholders’ Meeting held on April 24, 2015, set the following amounts for the 2015 period:

•
Fees paid for attending Board sessions: payment of UF 330 each month for those holding the position of Director of the Board and twice this amount for the President of the Board, if and only if they attend a minimum of 10 ordinary sessions each year,

•	Fees paid for attending the Directors’ Committee: payment to each Director of UF 110 for each session they attend,

The details of the amount paid to Directors for the three months ended March 31, 2016 and 2015 are as follows:

Name	Role	March 31, 2016	March 31, 2015
		ThCh$	ThCh$
Horst Paulmann Kemna	Chairman	50,925	48,657
Heike Paulmann Koepfer	Director	25,462	24,328
Peter Paulmann Koepfer	Director	25,462	24,328
Cristián Eyzaguirre Johnston	Director	25,462	24,328
Roberto Oscar Philipps	Director	33,950	32,437
Erasmo Wong Lu Vega (*)	Director	0	24,328
David Gallagher Patrickson	Director	33,950	32,437
Julio Moura	Director	25,462	24,328
Richard Bûchi Buc	Director	33,950	32,437
Total		254,623	267,608

(*) Mr. Erasmo Wong Lu has resigned to his designation as Director, with effective date as from August 26, 2015.

7.3	Compensation paid to senior management

Key management compensation	March 31, 2016	March 31, 2015
	ThCh$	ThCh$
Salary and other short term employee benefits	1,358,707	1,490,620
Share based payments	732,630	110,252
Total	2,091,337	1,600,872

The Cencosud Group has established an incentive plan, which rewards management for the achievement of individual objectives in the achievement of the company’s results, These incentives are structured as a minimum and a maximum of gross compensation and are paid once a year.

8                                Inventory

The composition of this item as of March 31, 2016 and December 31, 2015 is as follows:

	As of
Inventory category	March 31, 2016	December 31, 2015
	ThCh$	ThCh$
Raw materials	4,477,546	5,687,964
Goods	1,191,463,651	1,196,132,051
Provisions	(124,630,137)	(133,510,682)
Total	1,071,311,060	1,068,309,333

The composition of inventories by business line as of March 31, 2016 and December 31, 2015 is as follows:

	As of March 31, 2016
Inventory category	Department stores	Supermarkets	Home improvement	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Raw material	1,079,734	3,397,812	-	4,477,546
Goods	185,516,029	642,539,589	238,777,896	1,066,833,514
Total	186,595,763	645,937,401	238,777,896	1,071,311,060

	As of December 31, 2015
Inventory category	Department stores	Supermarkets	Home improvement	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Raw material	1,466,349	4,221,615	-	5,687,964
Goods	186,513,106	658,932,859	217,175,404	1,062,621,369
Total	187,979,455	663,154,474	217,175,404	1,068,309,333

The Company periodically assesses its inventories at their net realizable value, by separating the inventory for each line of business and verifying the age, inventory turnover, sales prices and seasonality. Any adjustments are carried against income of the period.

The goods included in inventory are valued between the purchase price or production cost, net of allowance for obsolescence and net realizable value.

9                                Intangible assets other than goodwill

Intangible assets are mainly composed of software and brands acquired in business combinations. The detail as of March 31, 2016 and December 31, 2015 is as follows:

	As of
Intangibles assets other than goodwill net	March 31, 2016	December 31, 2015
	ThCh$	ThCh$
Finite life intangible assets, net	132,532,460	133,909,906
Indefinite life intangible assets, net	265,757,600	267,839,511

Intangible assets, net	398,290,060	401,749,417

Patents, Trade Marks and Other Rights, Net	265,757,600	267,839,511
Software (IT)	101,648,607	103,417,708
Other Identifiable Intangible Assets, net	30,883,853	30,492,198

Identifiable Intangible Assets, Net	398,290,060	401,749,417

	As of
Intangibles assets other than goodwill gross	March 31, 2016	December 31, 2015
	ThCh$	ThCh$
Finite life intangible assets, Gross	258,365,204	253,636,682
Indefinite life intangible assets, Gross	265,757,600	267,839,511

Intangible Assets, Gross	524,122,804	521,476,193

Patents, Trade Marks and Other Rights, Gross	265,757,600	267,839,511
Software (IT)	207,902,211	203,727,371
Other Identifiable Intangible Assets, Gross	50,462,993	49,909,311

Identifiable Intangible Assets, Gross	524,122,804	521,476,193

	As of
Accumulated amortization and value impairment	March 31, 2016	December 31, 2015
	ThCh$	ThCh$
Finite life intangible assets	(125,832,744)	(119,726,776)
Indefinite life intangible assets	-	-

Intangible Assets, Gross	(125,832,744)	(119,726,776)

Software (IT)	(106,253,604)	(100,309,663)
Other Identifiable Intangible Assets (*)	(19,579,140)	(19,417,113)

Accumulated amortization and value impairment	(125,832,744)	(119,726,776)

(*) Other identifiable intangible assets mainly correspond to customer’s data base.

The detail of the useful lives applied to intangible assets as of March 31, 2016 and December 31, 2015 is as follows:

Estimated useful lives or amortization rates used	Minimum life	Maximum life
Development costs	1	7
Patents, Trade Marks and Other Rights	Indefinite	Indefinite
Software (IT)	1	7
Other identifiable Intangible Assets	1	5

The detail of the amounts of identifiable intangible assets that are individually significant as of March 31, 2016 and December 31, 2015 is as follows:

Individually significant identifiable Intangible assets	Book Value March 2016	Book Value December 2015	Remaining amortization period	Country of origin	Segment
	ThCh$	ThCh$
Paris Brand	120,754,313	120,754,313	Indefinite	Chile	Department stores
Johnson’s Brand	15,501,628	15,501,628	Indefinite	Chile	Department stores
Pierre Cardin License	171,584	171,584	Defined	Chile	Department stores
Wong Brand	32,125,095	33,189,716	Indefinite	Peru	Supermarkets
Metro Brand	70,091,116	72,413,925	Indefinite	Peru	Supermarkets
Bretas Brand	15,705,560	14,949,332	Indefinite	Brazil	Supermarkets
Perini Brand	703,237	669,376	Indefinite	Brazil	Supermarkets
Prezunic Brand	10,705,067	10,189,637	Indefinite	Brazil	Supermarkets

Total	265,757,600	267,839,511

The factors for considering the brands with indefinite useful lives over time are the following:

•
Verifiable history and expected use of the asset by the Company: This is the most important factor to consider in the definition of the useful life of the brand. The brands mentioned have a history of more than 80 years of successful existence in the market. The use that has been and is being given to these brands shows an intention to keep them and consolidate them further in the long term.

•
Legal, regulatory or contractual limits to the useful life of the intangible asset: There are no legal, regulatory or contractual limits linked to the brands. The brands are duly protected and the pertinent registrations remain current.

•	Effects of obsolescence, demand, competition and other economic factors: The brands have a rating linked to strong national brands according to their history. This implies a low risk of obsolescence.

•
Maintenance of the necessary investment levels to produce the projected future cash flows: historic and projected cash flows for the brands are duly sustained with investments in marketing, publicity, technology, renovations and improvements to the retail infrastructure, They are efficient as a result of synergies and scale of operations, but are compatible and realistic for the industry, An increase in the other general administration expenses and necessary sales is also contemplated to sustain the projected increase in sales.

•
Relationship of the useful life of an asset or group of assets with the useful life of an intangible asset: The brands do not depend on the useful life of any asset or group of assets as they existed independently for a substantial time prior to the acquisitions, and they are not related to sectors subject to technological obsolescence or other causes.

10	Goodwill

The goodwill represents the excess of the acquisition cost, over the fair value of the Group’s interest in the identifiable net assets of the subsidiary/associate as of the date of acquisition. Goodwill is allocated to each store or group of stores, as appropriate, in each country and operating segment (CGUs cash generating units).

10.1                      Measuring recoverable value of the Goodwill,

Goodwill is assessed at least annually. Valuations at interim periods could be done, if there are any signs that the carrying value of our goodwill may not be recoverable. These signs may include a significant change in the economic environment affecting business, new laws, operating performance indicators, competition movements, or the transfer of an important part of a cash-generating unit (CGU).

To check whether goodwill has suffered an impairment loss of value, the company compares the carrying amount of the assets, against their recoverable value. We may recognize an impairment loss if the carrying amount of the asset excess its recoverable amount. The Group believes that value in use approach by the discounted cash flow method, is the most reliable way to determine the recoverable value of the CGU method.

10.2                      Goodwill by segment and country,

The following table details goodwill balances and movements by operating segment and country as of March 31, 2016 and December 31, 2015:

Goodwill per operating segment and country	As of December, 2015	Impairment	Increase (decrease) foreign exchange	As of March, 2016
	ThCh$		ThCh$	ThCh$
Real Estate & Shopping—Argentina	115,986	-	(17,990)	97,996
Supermarkets—Chile	106,991,957	-	-	106,991,957
Supermarkets—Brazil	343,976,582	-	17,405,845	361,382,427
Supermarkets—Peru	275,687,596	-	(8,843,184)	266,844,412
Supermarkets— Colombia	439,366,277	-	-	439,366,277
Financial services – Colombia	52,305,509	-	-	52,305,509
Shopping Centers – Colombia	31,383,305	-	-	31,383,305
Home Improvement—Argentina	2,477,939	-	(990,250)	1,487,689
Home Improvement—Chile	1,227,458	-	-	1,227,458
Department stores—Chile	138,159,463	-	-	138,159,463
Total	1,391,692,072	-	7,554,421	1,399,246,493

10.3                      Impairment risks on Cash Generating Unit Supermarkets - Brazil,

During 2015 the Brazilian economy has decreased pushed by the political crisis, especially since the second quarter of this year. These circumstances affect the expectations adopted by the 2015 annual impairment test, for the 2015 year and successive projections.

External Indicators

The most representative variables of the hard economic conditions in Brazil and the weakening of the market are the following:

a) Devaluation of local currency against the dollar: Brazilian Real (BRL) felt 15% in front of the American Dollar (USD) during the first half of 2015 (December 31, 2014 at BRL $ 2.6926 / USD; June 30 2015 BRL $ 3.0975 / USD).
b) Decrease in GDP growth. Falling from 0.1% growth in 2014, to a projection (tending to a contraction) of -1.5% in 2015 (IMF Bulletin, July 2015).
c) Increase of the unemployment rate. From a 4.8% unemployment rate at the end of 2014; to a 6.7% unemployment rate as of May 2015.
d) Persistent high inflation. By passing from a rate of 6.4% in the year 2014 to 8.4% in the last 12 months to May 2015 measured.
e) Significant increase in Producers Price Index (PPI). Raw materials have experimented meaningful increase. The SELIC (Bank overnight rate) has reached a level of 13.75%, one of the highest among the ten largest economies in the world.

As a consequence of worsening macroeconomic variables in Brazil, the Company has made a permanent monitoring of the CGU Supermarkets in Brazil performance in 2015. These aforementioned impacts on following internal indicators.

Internal Indicators

a) Decrease in sales in local currency. Showing a 1.4% growth in last 12 months, a figure lower than the expected in the company's projections for 2015.
b) Decrease in sales in local currency by quarter. The 2015 second quarter sales felt 5.3%, in comparison with the same quarter of 2014.
c) Adjusted EBITDA. The adjusted EBITDA in local currency were 1.4% measured in the last twelve months. This index is lower than the official budget projection figure.

That change in the Brazilian macroeconomic expectations has driven the Company to permanently monitor that CGU´s performance. Being that, after evaluating the Supermarkets – Brazil segment development, the Group has considered that there are qualitative indications that the goodwill of the Supermarkets - Brazil CGU could be at risk of failing a new impairment test. According to this, as of June 30, 2015 a new calculation of the recovery value of the CGU Supermarkets Brazil was done by taking into account the adjusted assumptions and updated business outlook. The value in use was obtained by discounting the future cash flows at their present value, using an updated WACC rate.

The financial model showed that the recoverable amount of the CGU Supermarkets - Brazil was lower than the carrying value of its long-term assets, for this reason, the Group recorded a goodwill impairment in the amount of M $116,771,460 (BRL $ 566 million).

The Supermarkets – Brazil impairment loss of goodwill, effective at June 30 2015, has been recognized within the Interim consolidated statement of comprehensive income by function, under the "Other gains and losses" line. This impairment does not represent any impact over the Company’s cash flows.

According to IAS 36.124, the reversal of an impairment loss for goodwill is prohibited.

The deferred taxes generated by the impairment of goodwill of Brazil Supermarkets segment have been recorded in accordance with IAS 36, paragraph 64 and IAS 12, by comparing the carrying amount of the deferred asset with its tax base as of September 30, 2015.

10.4                      Main key assumptions for the 2015 annual test,

a) Discount rate

The real discount rate applied to annual test conducted in September 2015, was estimated based on historical data of average cost rate of capital with a leverage of 31%, by considering as reference the major competitors in the industry. Differentiated discount rate is used in each of the countries where the Company operates, depending on the associated local risks. Used rates are shown in the table below:

	2015
Segment and Country	Chile	Argentina	Peru	Colombia	Brazil
	%	%	%	%	%
Supermarkets	8.62	32.65	9.31	8.76	9.65
Home Improvement	7.87	-	-	-	-
Department stores	8.48	35.40	-	-	-

b) Other assumptions

The Group has defined a financial model which considers the revenues, expenditures, cash flow balances, net tax payments and capital expenditures on a five years period (2016-2020), and perpetuity beyond this tranche. As an exception, the Supermarkets – Colombia segment has been forecasted in a nine years horizon, as a result of the recent inclusion of the Jumbo and Metro brands. These brands are on a pathway to maturity after the purchase and absorption of the Carrefour operations in Colombia since 2012.

The financial projections to determine the net present value of future cash flows are modeled considering the principal variables that determine the historic flows of each group of CGU and the budgets approved by the Board. Conservative growth rates are used for this purpose, which fluctuate from 0% to 5%annual average for the first five year of the projections and the terminal growth rates are between 0.5% and 1%, beyond fifth year, taking into account the maturity of each segment. Higher growth rates may be assigned depending on the business performance in each country, and their periods of stabilization and maturity.

The most sensitive variables in these projections are the discount rate are applied in determining the net present value of projected cash flows; the operating costs; and the market prices of the goods and services traded.

For purposes of the annual impairment test sensitizations are performed on critical variables that affect the financial projections. This awareness is a range of variation of 5% for WACC discount rate (measured in real terms), and 10% for the growth rate of perpetuity.

If EBITDA margin used in the value in use calculation for the group of UGEs Supermarkets - Colombia, or if the estimated cost of capital used in determining the discount rate for the group of UGEs aforementioned, had been 5% higher, than management´s estimation, both changes taken in isolation, the recoverable amount determined by value in use calculation, still remains in an amount similar to the goodwill carrying amount, with a small surplus.

If EBITDA margin used in the value in use calculation for the group of UGEs Supermarkets -Brazil, or if the estimated cost of capital used in determining the discount rate for the group of UGEs aforementioned, had been 5% higher, than the management´s estimations, both changes taken in isolation, the recoverable amount determined by value in use calculation, remains in an amount higher than similar to the goodwill carrying amount, with a small surplus.

The recoverable amount exceeded the CGU’s carrying amounts of each group of CGU, as of September 30, 2015 when annual test were performed. On the same way, sensibility analysis also produced recoverable amounts higher than their respective carrying amounts. The Management did not identify a reasonably possible change in the tested assumptions that could cause the carrying value exceeds the recoverable amount.

11                            Property, plant and equipment

11.1	The composition of this item as of March 31, 2016 and December 31, 2015 is as follows:

	As of
Property, plant and equipment categories, net	March 31, 2016	December 31, 2015
	ThCh$	ThCh$
Construction in progress	69,632,028	63,017,895
Land	692,568,316	725,437,554
Buildings	1,047,212,500	1,075,995,255
Plant and equipment	234,019,085	246,716,665
Information technology equipment	32,515,969	32,046,485
Fixed installations and accessories	327,857,982	343,696,782
Motor vehicles	747,072	577,489
Leasehold improvements	196,834,067	202,460,078
Other property plant and equipment	10,134,072	21,542,427
Totals	2,611,521,091	2,711,490,630

	As of
Property, plant and equipment categories, gross	March 31, 2016	December 31, 2015
	ThCh$	ThCh$
Construction in progress	69,632,028	63,017,895
Land	692,568,316	725,437,554
Buildings	1,280,109,531	1,310,237,782
Plant and equipment	570,583,361	608,586,845
Information technology equipment	138,411,494	142,496,186
Fixed installations and accessories	719,299,265	732,584,234
Motor vehicles	4,877,740	4,640,629
Leasehold improvements	273,791,485	274,904,826
Other property plant and equipment	15,938,476	27,627,230
Totals	3,765,211,696	3,889,533,181

	As of
Accumulated depreciation and impairment of property, plant and equipment	March 31, 2016	December 31, 2015
	ThCh$	ThCh$
Buildings	(232,897,031)	(234,242,527)
Plant and equipment	(336,564,276)	(361,870,180)
Information technology equipment	(105,895,525)	(110,449,701)
Fixed installations and accessories	(391,441,283)	(388,887,452)
Motor vehicles	(4,130,668)	(4,063,140)
Leasehold improvements	(76,957,418)	(72,444,748)
Other property plant and equipment	(5,804,404)	(6,084,803)
Totals	(1,153,690,605)	(1,178,042,551)

 11.2                      The following table shows the technical useful lives for the assets.

Method used for the depreciation of property, plant and equipment (life)	Rate explanation	Minimum life	Maximum life
Buildings	Useful Life (years)	25	60
Plant and equipment	Useful Life (years)	7	20
Information technology equipment	Useful Life (years)	3	7
Fixed installations and accessories	Useful Life (years)	7	15
Motor vehicles	Useful Life (years)	1	5
Leasehold improvements (*)	Useful Life (years)	5	35
Other property plant and equipment	Useful Life (years)	3	15

(*) Leasehold improvement will be depreciated using the shorter useful life between of the length of the lease contract and the useful life per the table above.

The Group reviewes the estimated useful lives of property, plant and equipment at the end of each annual period. The Company has determined that there are no significant changes in the estimated useful lives for the reported periods.

12	Investment properties

12.1	The roll-forward of investment properties as of March 31, 2016 and December 31, 2015 is the following:

	As of
Roll-forward of investment properties, net, fair value method	March 31, 2016	December 31, 2015
	ThCh$	ThCh$
Investment properties, net, initial value	1,807,095,204	1,663,592,396
Change in unrealized gains (losses)	37,958,719	198,154,988
Additions, Investment Properties, Fair Value Method	-	6,404,431
Acquisition from a business combination	-	-
Transfer to (from) owner-occupied property, investment property, cost model	(604,190)	(15,587,870)
Retirement, investment properties, Fair Value Method	-	-
Increase (decrease) in foreign exchange rate, Investment Properties, Fair Value Method	(33,399,544)	(45,468,741)

Changes in Investment Properties, Fair Value Method, Total	3,954,985	143,502,808

Investment Properties, Fair Value Method, Final Balance	1,811,050,189	1,807,095,204

12.2	Income and expense from investment properties

	For the three months ended
Roll-forward of investment properties, net fair value method	March 31, 2016	March 31, 2015
	ThCh$	ThCh$
Revenue from Investment Property Leases	55,963,500	55,258,137
Direct Expense of Operation of Investment Properties which generate lease revenue	14,191,757	15,509,323

12.3	As of March 31, 2016 and December 31, 2015, investment properties are not encumbered,

12.4	As of March 31, 2016 there are commitments to acquire investment properties by ThCh$ 12,616,244 (ThCh$ 10,859,113 as of December 31, 2015),

12.5	There are no restrictions on ownership of assets,

12.6	Other projects

The Costanera Center project corresponds to assets that have been classified as investment property. The Shopping Mall is in operation since June, 2012. First 15,000 square meters of towers 2 and 4 were allowed to be leased as commercial offices by the Municipality authority from August 2015. As of March 31, 2016 and December 31, 2015, this project has been valued using the fair value model. The methodology used in the valuation of these assets and used significant assumptions are described in note 4.3 of the annual financial statements as of December 31, 2015.

13	Other financial liabilities, current and non-current

The composition of this item as of March 31, 2016 and December 31, 2015 is the following:

13.1                      Types of interest bearing (accruing) loans

	Balance as of 3/31/2016		Balance as of 12/31/2015
Loans	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Bank loans (1)	206,832,358	255,985,695	193,821,962	269,733,099
Bond debt (2)	42,633,954	2,488,281,285	61,488,514	2,586,966,437
Other loans—leases	2,531,302	25,970,332	3,025,088	29,524,500
Other financial liabilities (hedge activities)	387,811	3,258,080	58,029	1,088,321
Time deposits (3)	67,167,071	32,519,509	89,791,028	23,601,397
Term savings accounts	404,330	-	451,312	-
Letters of credit	-	8,049,740	-	8,235,348
Deposits and other demand deposits	2,198,965	-	3,824,992	-
Debt purchase Bretas	-	-	-	1,636,153
Debt M, Rodriguez	-	2,025,542	-	1,864,286
Debt purchase Johnson	-	-	1,388,767	1,388,767
Other Financial liabilities—other	2,035,686	-	2,323,419	-

Totals Loans	324,191,477	2,816,090,183	356,173,111	2,924,038,308

(*)
The variation in these groups of financial liabilities is mainly related to placement in international markets of two series of bonds for a total amount of USD 1,000 million dollars of the United States of America, in accordance with Rule 144A of the Securities Act 1933 United States of America, which took place in February 2015 and whose resources were used to pay debt in Chile companies and subsidiaries in Brazil.

(1)	Bank loans correspond to loans taken out with banks and financial institutions,
(2)	Bond debt corresponds to bonds placed in public securities markets or issued to the public in general,
(3)
Time deposits are the main funding source of the subsidiary, Banco Paris in Chile. Deposits taken by Chilean clients of Banco Paris are mainly money market deposits, which are 390 persons and 19 institutions. The average maturity of these deposits is 126 days as of March 31, 2016, and 196 days as of December 31, 2015.

13.2	Restrictions

Loan agreements and outstanding bonds of the Company contain a number of covenants requiring compliance with certain financial ratios and other tests, As of March 31, 2016 and December 31, 2015 the Company was in compliance with the all financial debt covenants suscribed.

14                           Provisions and other liabilities

14.1	Provisions

The composition of this item as of March 31, 2016 and December 31, 2015 is as follows:

	As of
Accruals and provision	March 31, 2016	December 31, 2015	March 31, 2016	December 31, 2015
	Current		Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Legal claims provision	11,573,802	12,301,212	57,022,527	65,515,010
Onerous contracts provision	3,051,192	3,340,749	12,008,424	12,673,576

Total	14,624,994	15,641,961	69,030,951	78,188,586

14.2	Movement of provisions:

Provision type	Legal claims	Onerous contracts	Total
	ThCh$	ThCh$	ThCh$
Initial Balance January 1, 2016	77,816,222	16,014,325	93,830,547
Movements in Provisions:
Additional provisions	1,483,206	-	1,483,206
Increase (decrease) in existing provisions	1,198,939	(954,709)	244,230
Provision used during the year	(1,004,243)	-	(1,004,243)
Reversal of non-used provisions	(359,854)	-	(359,854)
Increase (decrease) in foreign exchange rate	(10,537,941)	-	(10,537,941)

Changes in provisions, total	(9,219,893)	(954,709)	(10,174,602)

Total provision, closing balance as of March 31, 2016	68,596,329	15,059,616	83,655,945

Provision type	Legal claims	Onerous contracts	Total
	ThCh$	ThCh$	ThCh$
Initial Balance January 1, 2015	99,340,184	20,623,153	119,963,337
Movements in Provisions:
Additional provisions	14,695,645	-	14,695,645
Increase (decrease) in existing provisions	(13,713,948)	(4,148,990)	(17,862,938)
Provision used during the year	(4,780,907)	-	(4,780,907)
Reversal of used provision	(3,034)	-	(3,034)
Increase (decrease) in foreign exchange rate	(17,721,718)	(459,838)	(18,181,556)

Changes in provisions, total	(21,523,962)	(4,608,828)	(26,132,790)

Total provision, closing balance as of December 31, 2015	77,816,222	16,014,325	93,830,547

15	Net equity

The objectives of the Cencosud Group regarding capital management are to safeguard its capacity to continue as a going concern, ensuring appropriate returns for its shareholders and benefits for other stakeholders, and maintaining an optimum capital structure while reducing capital costs.

15.1	Paid-in capital

As of June 22, 2012, the Company proceeded to increase the authorized Capital through the issuance of 270,000,000 of shares, without a par value and in a unique series, as agreed at the shareholders meeting held on April 29th, 2011 which complemented and modified preliminary agreements made at extraordinary shareholders meetings on March 1st and May 15th of 2012, 27,000,000 shares out of the capital increase were set aside to offer them in a stock option plan for the Company’s upper management

The referential share price reported to the SVS (Superintendencia de Valores y Seguros) was Ch$ 3,555,56. The final issue share price was Ch$2,600 per share.

In connection with share issuance, 59,493,000 shares were issued in the United States of America in the form of American Depositary Shares (ADSs) and 210,507,000 shares were issued in the local market in Chile.

At the extraordinary shareholders meeting held on November 20, 2012, the shareholders agreed to increase capital by ThCh$835,000,000 through the issuance of 332,987,717 of shares in one series and without a par value, 10% out of the total issuance was set aside to offer them in a stock option plan for employees, the remaining of the shares was offered to the Company’s shareholders

The movement of paid-in capital from December 31, 2015 to March 31, 2016 is the following:

Authorized shares movements	Number of Shares

Paid shares as of December 31, 2015	2,889,022,734
Paid shares as of March 31, 2016	2,889,022,734

There are not movements of authorized shares during 2015 and 2016 periods.

15.2                      Subscribed and paid shares

The roll-forward of paid shares from December 31, 2015 to March 31, 2016 is the following:

Movement in issued and fully paid shares	Number of Shares	Total ThCh$

Paid shares as of December 31, 2015	2,828,723,963	2,321,380,936
Stock options capital increase 2016	13,735,659	48,837,899
Paid shares as of March 31, 2016	2,842,459,622	2,370,218,835

As of  March 31, 2016 there are 46,563,112 issued shares pending of subscription and payment, of which 13,264,341 and 33,298,771 will expire on April 29,2016 and November 20, 2017 respectively. As of December 31, 2015 there were 60,298,771 issued shares pending of subscription and payment, of which 27,000,000 and 33,298,771 will expire on April 29, 2016 and November 20, 2017 respectively.

15.3	Dividends

The dividend distribution policy adopted by Cencosud S,A, establishes the payment of dividends of 30% of the distributable net profits.

In relation to SVS Ruling No. 1945, on October 29, 2010, the Company’s Board of Directors agreed that the net distributable profits for the year 2010 and following years will be the figure reflected in the financial statements as “profit for the year attributable controlling shareholders”, excluding the unrealized result for fair value appraisal of investment properties, net of deferred taxes.

The Board of Directors ordinary session held on March 27, 2015 agreed to propose to the Ordinary Shareholders Meeting, to be held on April 24, 2015, to distribute a dividend of Ch$ 20.59906 per share, chargeable to the 2014 net profits. The shareholders’ meeting approved the proposed dividend, and made clear that the final dividend considers the former payment of an interim dividend of Ch$8 per share paid in December 3, 2014. This final dividend was paid to shareholders from May 13, 2015.

On October 30th, 2015, the Board of Directors agreed on distributing an interim dividend of Ch$16 per share in relation to the profits of 2015. This dividend was paid from December 4th, 2015.

As of March 31, 2016, the Group has recognized a minimum dividend payment for the interim results up to that date of ThCh$ 24,052,937. No recognition was done as of 12-31-2015, being that the interim dividend paid during 2015 excessed the distributable minimum dividend calculated on the 2015 liquid profits. The total charge to equity as of March 31, 2016 was ThCh$ 24,151,239 (ThCh$ 67,295,731 as of December 31, 2015).

15.4	Non-controlling interest

Details of the non-controlling shares as of March 31, 2016 and December 31, 2015 are as follows:

	Non-controlling Interest Mar 31,	Non-controlling Interest Dec 31,	Balances as of,
	2016	2015	Mar 31, 2016	Dec 31, 2015
Company	%	%	ThCh$	ThCh$
Cencosud Shoppings Centers S.A.	0.00004%	0.00004%	424	415
Mercado Mayorista P y P Ltda.	10.00000%	10.00000%	93,871	93,871
Easy S.A.	0.42500%	0.35200%	11,817	324,244
Comercial Food and Fantasy Ltda.	10.00000%	10.00000%	-	(24,643)
Administradora del Centro Comercial Alto Las Condes Ltda.	55.00000%	55.00000%	(282,220)	(1,613,621)
Cencosud Retail S.A.	0.03906%	0.03906%	205,426	194,291
Jumbo Retail Argentina S.A.	0.07600%	0.07600%	79,221	91,502

Total			108,539	(933,941)

16                               Breakdown of significant results

The items by function from the Statements of Income are described as follows in 16,1, 16,2 y 16,3,

Expenses by nature of integral income by function	3-31-2016	12-31-2015
	ThCh$	ThCh$
Cost of sales	1,763,979,519	1,912,099,933
Distribution cost	6,242,744	6,623,710
Administrative expenses	545,038,536	585,343,171
Other expenses by function (*)	36,495,483	37,817,114

Total	2,351,756,282	2,541,883,928

(*)	Mainly includes marketing expenses,

16.1	Expenses by nature

The following is a breakdown of the main operating and management costs and expenses of the Cencosud Group for the following periods:

Expenses by nature	For the three months ended 3/31/2016			For the three months ended 3/31/2015
	Total	Discontinued operation	Continued operation	Total	Discontinued operation	Continued operation
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cost of goods sold	1,652,195,243	-	1,652,195,243	1,800,541,785	-	1,800,541,785
Other cost of sales	111,784,276	-	111,784,276	127,940,842	16,382,694	111,558,148
Personnel expenses	324,051,034	-	324,051,034	359,496,606	6,639,952	352,856,654
Depreciation and amortization	51,280,017	-	51,280,017	53,494,999	534,211	52,960,788
Distribution cost	6,242,744	-	6,242,744	6,623,710	-	6,623,710
Other expenses by function	36,495,483	-	36,495,483	37,817,114	3,124,010	34,693,104
Cleaning	17,707,593	-	17,707,593	20,398,597	18,621	20,379,976
Safety and security	14,626,829	-	14,626,829	17,138,520	18,611	17,119,909
Maintenance	18,365,315	-	18,365,315	20,288,292	304,688	19,983,604
Professional fees	16,578,907	-	16,578,907	18,156,355	442,609	17,713,746
Bags for Customers	4,904,531	-	4,904,531	6,044,719	-	6,044,719
Credit card commission	23,397,692	-	23,397,692	23,708,917	11,352	23,697,565
lease	47,510,269	-	47,510,269	47,774,527	456,695	47,317,832
Other	26,616,349	-	26,616,349	30,917,873	525,485	30,392,388

Total	2,351,756,282	-	2,351,756,282	2,570,342,856	28,458,928	2,541,883,928

16.2	Personnel expenses

The following is a breakdown of personnel expenses for the following periods:

Personnel expenses	For the three months ended 3/31/2016			For the three months ended 3/31/2015
	Total	Discontinued operation	Continued operation	Total	Discontinued operation	Continued operation
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Salaries	254,825,533	-	254,825,533	285,476,455	6,024,960	279,451,495
Short-term employee benefits	61,683,110	-	61,683,110	66,981,390	361,912	66,619,478
Termination benefits	7,542,391	-	7,542,391	7,038,761	253,080	6,785,681

Total	324,051,034	-	324,051,034	359,496,606	6,639,952	352,856,654

16.3	Depreciation and amortization

The following is a breakdown of depreciation and amortization for the following periods:

Depreciation and amortization	For the three months ended 3/31/2016			For the three months ended 3/31/2015
	Total	Discontinued operation	Continued operation	Total	Discontinued operation	Continued operation
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Depreciation	45,174,049	-	45,174,049	46,681,932	177,779	46,504,153
Amortization	6,105,968	-	6,105,968	6,813,067	356,432	6,456,635

Total	51,280,017	-	51,280,017	53,494,999	534,211	52,960,788

16.4	Other gains (losses)

Other gain (losses)	For the three months ended 3/31/2016			For the three months ended 3/31/2015
	Total	Discontinued operation	Continued operation	Total	Discontinued operation	Continued operation
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Gains obtained from sales of subsidiaries	-	-	-	-	-	-
Assets impairment (see note 10)	-	-	-	-	-	-
Interests additional tax	(1,197,646)	-	(1,197,646)	1,015,659	-	1,015,659
Insurance claims	(5,566,905)	-	(5,566,905)	-	-	-
Wealth tax Colombia	1,607,520	-	1,607,520	-	-	-
Sales of businesses and properties	9,547,202	-	9,547,202	846,119	-	846,119
Other Net Gains and Losses	(7,852,705)	-	(7,852,705)	(14,476,747)	(3,060,684)	(11,416,063)

Total	(3,462,534)	-	(3,462,534)	(13,630,628)	(3,060,684)	(10,569,944)

16.5	Other operating income

Other operating income	For the three months ended 3/31/2016			For the three months ended 3/31/2015
	Total	Discontinued operation	Continued operation	Total	Discontinued operation	Continued operation
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sell Carton & Wraps	931,922	-	931,922	808,542	-	808,542
Recovery of fees	545,676	-	545,676	767,709	-	767,709
Increase on revaluation of investment properties	37,958,719	-	37,958,719	12,976,788	-	12,976,788
Other Income	1,337,871	-	1,337,871	2,162,855	413,602	1,749,253

Total	40,774,188	-	40,774,188	16,715,894	413,602	16,302,292

16.6                      Financial results

The following is the financial income detailed for the periods ended:

Financial results	For the three months ended 3/31/2016			For the three months ended 3/31/2015
	Total	Discontinued operation	Continued operation	Total	Discontinued operation	Continued operation
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Financial income from cash flow hedging	-	-	-	-	-	-
Other finance income	3,840,794	-	3,840,794	3,658,708	168,202	3,490,506

Financial income	3,840,794	-	3,840,794	3,658,708	168,202	3,490,506

Bank loan expenses	(25,255,302)	-	(25,255,302)	(30,819,665)	(1,993,654)	(28,764,362)
Bond debt expenses	(36,048,575)	-	(36,048,575)	(31,015,067)	(2,996,057)	(28,019,010)
Interest on bank loans	(452,093)	-	(452,093)	(5,503,206)	(5,503,206)	-
Valuation of financial derivatives	(7,567,481)	-	(7,567,481)	61,649	-	2,235,574

Financial Expenses	(69,323,451)	-	(69,323,451)	(67,276,289)	(10,492,917)	(54,547,798)

Results from UF indexed bonds in Chile	(3,325,580)	-	(3,325,580)	85,108	1,383	83,725
Results from UF indexed Brazil	(142,831)	-	(142,831)	(1,000,031)	-	(1,000,031)
Results from UF indexed Other	-	-	-	5,242	-	5,242

(Losses) gains from indexation	(3,468,411)	-	(3,468,411)	(909,681)	1,383	(911,064)

Financial debt IFC-ABN Argentina	(96,366)	-	(96,366)	(259,629)	-	(259,629)
Debt to the public Bonds and Banks (Chile)	38,721,668	-	38,721,668	(13,454,496)	(4,341,757)	(10,332,654)
Financial debt Peru	(243,029)	-	(243,029)	(2,217,479)	-	(2,217,479)
Financial assets and Financial debt—Colombia	143,331	-	143,331	-	-	-

Exchange difference	38,525,604	-	38,525,604	(15,931,604)	(4,341,757)	(12,809,762)

Financial results total	(30,425,464)	-	(30,425,464)	(80,458,866)	(14,665,089)	(64,778,118)

17	Income tax expense

The charge (credit) to periodic results within the Interim consolidated statement of comprehensive income by function related to the income tax amounts were M$ 32,805,216 as of March 31, 2016; and M$ 33,357,900, as of March 31, 2015, as the table bellow:

	March 31, 2016	March 31, 2015
Current and deferred income tax	ThCh$	ThCh$

Net current income tax expense	34,784,903	36,724,451
Deferred tax (income) related to creation or reversal of temporary differences	(2,190,153)	3,291,632
Deferred tax (income) related to changes in tax rates	210,466	(6,658,183)

Expense (income) for income tax	32,805,216	33,357,900

18                            Information by segment

The Company reports the information by segment according to what is set forth in IFRS 8 “Operating Segments,” An operating segment is defined as a component of an entity over which separated financial information is available and is regularly reviewed.

In the information by segments, all transactions between the different operating segments have been eliminated.

18.1	Segmentation criteria

For management purposes, the Company is organized in five operative divisions: Supermarkets, Shopping Centers, Home Improvement stores, Department stores and Financial Services. These segments are the basic on which the Company makes decisions with respect to its operations and resource allocation.

The operative segments are disclosed in a similar way with the presentation of the internal reports used by Management in the control and decision making process, considering the segments from a point of view according to the type of business and geographical area.

The operating segments that are reported derive their revenues mainly from the sale of products and rendering of services to final consumers of retail. There are no customers whose purchases represent more than 10% of the consolidated revenue, nor a specific business segment.

The rest of the minor activities, mainly including the travel agency and family-entertainment centers businesses, plus certain consolidation adjustments and corporate expenses administered centrally, are included in the segment “Support services, financing, adjustments and other”.

18.2	Regional information by segment

The segment information which is delivered to the chief operating decision maker (“Board of Directors”) of the reportable segments for the three months ended March 31, 2016 and March 31, 2015 in thousands of Chilean pesos is the following:

Regional information by segment
Consolidated statement of income	Supermarkets	Shopping Centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total	Discontinued operation financial services
For the quarter ended March 31, 2016	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Revenues from ordinary activities	1,813,974,167	55,963,500	324,368,894	247,215,355	39,733,346	2,588,712	2,483,843,974	-
Cost of sales	(1,350,118,155)	(4,228,769)	(215,805,344)	(179,512,697)	(13,255,733)	(1,058,821)	(1,763,979,519)	-

Gross Margin	463,856,012	51,734,731	108,563,550	67,702,658	26,477,613	1,529,891	719,864,455	-

Other revenues by function	2,466,271	37,836,338	103,863	124,352	(149)	243,513	40,774,188	-
Sales, general and administrative expenses	(377,703,970)	(9,962,988)	(74,292,844)	(67,368,029)	(12,336,195)	(46,112,737)	(587,776,763)	-
Financial expenses and income, net	-	-	-	-	-	(65,482,657)	(65,482,657)	-
Participation in profit or loss of equity method associates	54,181	-	-	-	2,805,990	-	2,860,171	-
Exchange differences	-	-	-	-	-	38,525,604	38,525,604	-
(Losses) from Indexation	-	-	-	-	-	(3,468,411)	(3,468,411)	-
Other earnings (Losses), net	1,607,520	-	-	-	-	(5,070,054)	(3,462,534)	-
Income tax charge	-	-	-	-	-	(32,805,216)	(32,805,216)	-
Profit attributable to Non-controlling interests	-	-	-	-	-	-	-	-

Profit (loss)	90,280,014	79,608,081	34,374,569	458,981	16,947,259	(112,640,067)	109,028,837	-
Profit (loss) from continued operations	90,280,014	79,608,081	34,374,569	458,981	16,947,259	(112,640,067)	109,028,837	-
Profit (loss) from discontinued operations	-	-	-	-	-	-	-	-
Profit (loss) of attributable to non-controlling interest	-	-	-	-	-	(1,347,029)	(1,347,029)	-

Profit for the year attributable to controlling shareholders, Total	90,280,014	79,608,081	34,374,569	458,981	16,947,259	(113,987,096)	107,681,808	-
Depreciation and amortization	31,806,859	1,568,010	6,002,721	7,275,658	788,576	(3,838,193)	51,280,017	-

Consolidated statement of income	Supermarkets	Shopping Centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total	Discontinued operation financial services
For the quarter ended March 31, 2015	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Revenues from ordinary activities	1,989,177,198	55,258,137	348,006,478	222,927,342	36,463,802	814,150	2,652,647,107	45,875,537
Cost of sales	(1,500,905,580)	(6,450,736)	(228,425,261)	(163,848,642)	(12,013,842)	(455,872)	(1,912,099,933)	(16,382,694)

Gross Margin	488,271,618	48,807,401	119,581,217	59,078,700	24,449,960	358,278	740,547,174	29,492,843

Other revenues by function	2,625,579	12,980,795	141,567	207,594	105	346,652	16,302,292	(413,602)
Sales, general and administrative expenses	(412,012,440)	(9,058,587)	(80,002,116)	(62,610,641)	(12,827,684)	(53,272,527)	(629,783,995)	12,076,235
Financial expenses and income, net	-	-	-	-	-	(51,057,292)	(51,057,292)	10,492,917
Participation in profit or loss of equity method associates	74,966	1,670,377	-	-	-	-	1,745,343	-
Exchange differences	-	-	-	-	-	(12,809,762)	(12,809,762)	4,341,757
(Losses) from Indexation	-	-	-	-	-	(911,064)	(911,064)	(1,383)
Other earnings (Losses), net	-	-	-	-	-	(10,569,944)	(10,569,944)	(5,283)
Income tax charge	-	-	-	-	-	(33,357,900)	(33,357,900)	675,495
Profit attributable to Non-controlling interests	-	-	-	-	-	2,326,707	2,326,707	2,326,707

Profit (loss)	78,959,723	54,399,986	39,720,668	(3,324,347)	11,622,381	(158,946,852)	22,431,559	-
Profit (loss) from continued operations	78,959,723	54,399,986	39,720,668	(3,324,347)	11,622,381	(161,273,559)	20,104,852	2,326,707
Profit (loss) from discontinued operations	-	-	-	-	2,326,707	-	2,326,707	(2,326,707)
Profit (loss) of atribuible to non-controlling interest	-	-	-	-	-	(371,893)	(371,893)	-

Profit for the year attributable to controlling shareholders, Total	78,959,723	54,399,986	39,720,668	(3,324,347)	13,949,088	(161,645,452)	22,059,666	-
Depreciation and amortization	33,401,381	2,206,978	5,402,214	8,143,329	452,429	3,888,668	53,494,999	534,211

The Company controls the results of each of the operating segments, at the level of revenues, costs and management expenses. The support services, exchange rates, readjustments, taxes and non-recurring income and expense, or financial income, are not allocated, as they are centrally managed.

The financing policy of the Group has been historically getting financed and managing these resources through the Company Holding Cencosud S,A., the funds are subsequently transferred to other countries as required to finance the local investments. This policy aims to reduce the financial cost of the Group.

18.3	Gross margin by country and segment, in thousands of Chilean pesos:

Gross margin by country and segment

For the quarter ended March 31, 2016	Supermarkets	Shopping centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total	Discontinued operation financial services
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile
Ordinary income, total	626,355,817	33,767,643	135,674,523	233,513,088	413,979	1,993,339	1,031,718,389	-
Cost of sales	(468,139,519)	250,017	(99,488,952)	(168,502,568)	29,869	(219,617)	(736,070,770)	-

Gross margin	158,216,298	34,017,660	36,185,571	65,010,520	443,848	1,773,722	295,647,619	-

Argentina
Ordinary income, total	409,606,067	15,713,620	173,389,012	-	22,991,017	653,519	622,353,235	-
Cost of sales	(278,107,393)	(3,718,751)	(104,822,121)	-	(7,134,757)	(183,838)	(393,966,860)	-

Gross margin	131,498,674	11,994,869	68,566,891	-	15,856,260	469,681	228,386,375	-

Brazil
Ordinary income, total	377,705,355	-	-	-	1,149,388	-	378,854,743	-
Cost of sales	(290,435,146)	-	-	-	-	-	(290,435,146)	-

Gross margin	87,270,209	-	-	-	1,149,388	-	88,419,597	-

Peru
Ordinary income, total	211,258,711	4,413,174	-	13,702,267	13,890,954	867,332	244,132,438	-
Cost of sales	(162,317,268)	(695,992)	-	(11,010,129)	(6,150,845)	(777,803)	(180,952,037)	-

Gross margin	48,941,443	3,717,182	-	2,692,138	7,740,109	89,529	63,180,401	-

Colombia
Ordinary income, total	189,048,217	2,069,063	15,305,359	-	1,288,008	(925,478)	206,785,169	-
Cost of sales	(151,118,829)	(64,043)	(11,494,271)	-	-	122,437	(162,554,706)	-

Gross margin	37,929,388	2,005,020	3,811,088	-	1,288,008	(803,041)	44,230,463	-

Gross margin by country and segment

For the quarter ended March 31, 2015	Supermarkets	Shopping centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total	Discontinued operation financial services
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile
Ordinary income, total	591,729,112	30,972,203	127,382,808	211,678,461	-	(17,604)	961,744,980	45,875,537
Cost of sales	(449,295,715)	(2,001,851)	(92,179,139)	(154,380,835)	-	(68,077)	(697,925,617)	(16,382,694)

Gross margin	142,433,397	28,970,352	35,203,669	57,297,626	-	(85,681)	263,819,363	29,492,843

Argentina
Ordinary income, total	509,623,983	17,870,300	204,335,925	-	22,552,184	1,117,081	755,499,473	-
Cost of sales	(351,550,944)	(3,796,518)	(123,950,094)	-	(6,316,288)	94,738	(485,519,106)	-

Gross margin	158,073,039	14,073,782	80,385,831	-	16,235,896	1,211,819	269,980,367	-

Brazil
Ordinary income, total	474,563,037	-	-	-	1,852,761	-	476,415,798	-
Cost of sales	(375,277,110)	-	-	-	-	-	(375,277,110)	-

Gross margin	99,285,927	-	-	-	1,852,761	-	101,138,688	-

Peru
Ordinary income, total	205,370,669	4,068,432	-	11,248,881	10,313,279	526,483	231,527,744	-
Cost of sales	(158,143,703)	(573,323)	-	(9,467,807)	(5,697,554)	(595,889)	(174,478,276)	-

Gross margin	47,226,966	3,495,109	-	1,781,074	4,615,725	(69,406)	57,049,468	-

Colombia
Ordinary income, total	207,890,397	2,347,202	16,287,745	-	1,745,578	(811,810)	227,459,112	-
Cost of sales	(166,638,108)	(79,044)	(12,296,028)	-	-	113,356	(178,899,824)	-

Gross margin	41,252,289	2,268,158	3,991,717	-	1,745,578	(698,454)	48,559,288	-

18.4	Regional information by segment: Total assets

	Supermarkets	Shopping centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total
At March 31, 2016	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Current Assets
Cash and cash equivalents	74,410,864	13,712,043	3,809,189	950,102	23,025,425	135,632,269	251,539,892
Other financial assets, current	-	-	-	-	-	96,628,150	96,628,150
Other non-financial assets, current	13,329,089	2,079,629	7,907,382	3,340,428	909,889	3,402,221	30,968,638
Trade receivables and other receivables	293,481,528	19,208,833	49,484,744	22,036,492	332,252,798	17,242,214	733,706,609
Receivables due from related entities, current	92,032	-	-	-	16,381,966	-	16,473,998
Inventory	671,496,845	-	213,218,451	186,595,764	-	-	1,071,311,060
Current tax assets	35,639,360	4,509,232	3,550,740	7,028,977	4,544,059	34,785,145	90,057,513
Assets held for sale, current	-	-	-	-	-	94,079,667	94,079,667
Total current assets	1,088,449,718	39,509,737	277,970,506	219,951,763	377,114,137	381,769,666	2,384,765,527

Non-Current Assets
Other financial assets, non-current	-	-	-	-	-	354,876,893	354,876,893
Other non-financial assets, non-current	40,560,930	2,169,296	934,347	1,739,946	10,083	-	45,414,602
Trade receivables and other receivables, non-current	5,183,517	-	272,906	-	11,965,416	-	17,421,839
Equity method investments	930,427	-	-	-	196,033,628	-	196,964,055
Intangible assets other than goodwill	191,609,863	375,985	9,244,043	155,463,427	4,153,184	37,443,558	398,290,060
Goodwill	1,174,585,073	31,481,301	2,715,147	138,159,463	52,305,509	-	1,399,246,493
Property, plant and equipment	1,569,300,402	422,771,720	298,116,099	282,737,080	3,974,432	34,621,358	2,611,521,091
Investment property	-	1,808,110,947	-	-	-	-	1,808,110,947
Income tax assets, non-current	3,543,852	194,325	743,278	4,284,793	-	10,089	8,776,337
Deferred income tax assets	-	-	-	-	-	579,182,514	579,182,514

Total non-current assets	2,985,714,064	2,265,103,574	312,025,820	582,384,709	268,442,252	1,006,134,412	7,419,804,831

Total Assets	4,074,163,782	2,304,613,311	589,996,326	802,336,472	645,556,389	1,387,904,078	9,804,570,358

	Supermarkets	Shopping centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total
At December 31, 2015	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Current Assets
Cash and cash equivalent	189,911,013	10,655,476	10,099,524	27,667,723	2,260,803	27,680,587	268,275,126
Other financial assets, current	-	-	-	-	-	254,850,725	254,850,725
Other non-financial assets, current	7,383,625	1,727,010	2,162,422	1,105,427	137,474	1,926,072	14,442,030
Trade receivables and other receivables, current	297,479,644	46,051,513	64,122,155	41,321,666	361,279,198	9,585,207	819,839,383
Trade receivables due from related parties, current	-	-	-	-	14,851,194	-	14,851,194
Inventory, current	663,154,474	-	217,175,404	187,979,455	-	-	1,068,309,333
Income tax receivable, current	4,040,401	2,203,113	2,864,949	9,445,277	1,173,773	41,469,536	61,197,049
Assets held for sale, current	-	-	-	-	-	-	-
Total current assets	1,161,969,157	60,637,112	296,424,454	267,519,548	379,702,442	335,512,127	2,501,764,840

Non-Current Assets
Other financial assets, non-current	-	-	-	-	-	421,532,586	421,532,586
Other non-financial assets, non-current	-	-	-	-	-	31,907,769	31,907,769
Trade receivables and other receivables, non-current	16,450,570	7,218	79,248	-	14,268,191	191,625	30,996,852
Equity method investments	907,728	55,575,262	-	-	195,044,515	-	251,527,505
Intangible assets other than goodwill	200,638,822	163,082	10,290,743	156,587,317	4,022,963	30,046,490	401,749,417
Goodwill	1,166,022,412	31,499,291	3,705,397	138,159,463	52,305,509	-	1,391,692,072
Property, plant and equipment	1,706,820,173	389,750,103	317,911,465	263,934,396	3,315,863	29,758,630	2,711,490,630
Investment property	-	1,807,095,204	-	-	-	-	1,807,095,204
Income tax assets, non-current	-	-	-	-	-	8,854,347	8,854,347
Deferred income tax assets	-	-	-	-	-	552,114,088	552,114,088

Total non-current assets	3,090,839,705	2,284,090,160	331,986,853	558,681,176	268,957,041	1,074,405,535	7,608,960,470
Total Assets	4,252,808,862	2,344,727,272	628,411,307	826,200,724	648,659,483	1,409,917,662	10,110,725,310

18.5	Current Asset and liabilities by segment

Regional information by segment Current assets and liabilities at March 31, 2016	Supermarkets	Shopping Center	Home Improvement	Department Stores	Financial Services (Insurance + cards + bank)	Support Services, Financing, and Other Settings	Total Consolidated
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade accounts payable and other payables	1,120,038,579	48,892,211	229,801,215	172,594,998	41,734,480	39,968,308	1,653,029,791

Regional information by segment Current assets and liabilities at December 31, 2015	Supermarkets	Shopping Center	Home Improvement	Department Stores	Financial Services (Insurance + cards + bank)	Support Services, Financing, and Other Settings	Total Consolidated
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade accounts payable and other payables	1,244,291,150	38,229,357	251,243,590	236,213,472	37,795,722	48,751,504	1,856,524,795
18.6	Information by country, assets and liabilities

In thousands of Chilean pesos:

Assets and liabilities by country

	Chile	Argentina	Brazil	Peru	Colombia	Consolidated total
At March 31, 2016	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total assets	4,739,896,101	1,070,231,692	1,227,930,752	1,198,774,916	1,567,736,897	9,804,570,358
Total liabilities	4,048,071,660	583,158,906	464,353,182	356,977,120	372,621,239	5,825,182,107
Total Net equity	863,212,791	624,684,572	763,013,145	705,407,972	1,023,069,771	3,979,388,251
Adjustments to net investment	(171,388,350)	(137,611,786)	564,425	136,389,824	172,045,887	-
Net investment	691,824,441	487,072,786	763,577,570	841,797,796	1,195,115,658	3,979,388,251
Percentage of Net equity	21.7%	15.7%	19.2%	17.7%	25.7%	100.0%
Percentage of equity	17.4%	12.2%	19.2%	21.2%	30.0%	100.0%

	Chile	Argentina	Brazil	Peru	Colombia	Consolidated total
At December 31, 2015	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total assets	4,848,797,914	1,242,359,909	1,165,419,318	1,277,031,996	1,577,116,173	10,110,725,310
Total liabilities	4,182,284,401	693,797,284	472,091,927	397,106,480	394,633,400	6,139,913,492
Total Net equity	855,443,631	690,663,761	690,694,802	717,680,431	1,016,329,193	3,970,811,818
Adjustments to net investment	(188,930,118)	(142,101,136)	2,632,589	162,245,085	166,153,580	-
Net investment	666,513,513	548,562,625	693,327,391	879,925,516	1,182,482,773	3,970,811,818
Percentage of Net equity	21.5%	17.4%	17.4%	18.1%	25.6%	100.0%
Percentage of equity	16.8%	13.8%	17.5%	22.2%	29.8%	100.0%

18.7	Regional information, including intersegments is as follows:

	For the three months ended March 31, 2016
Regional information, by segment	Total revenue by segment	Total revenue intra-segment	Total segment revenue
	ThCh$	ThCh$	ThCh$
Supermarkets	1,813,974,167	-	1,813,974,167
Shopping	91,647,014	35,683,514	55,963,500
Home Improvement	324,691,518	322,624	324,368,894
Department stores	247,215,355	-	247,215,355
Financial Services	39,733,346	-	39,733,346
Others	2,588,712	-	2,588,712

TOTAL	2,519,850,112	36,006,138	2,483,843,974

	For the three months ended March 31, 2015
Regional information, by segment	Total segment revenue	Total segment revenue	Total segment revenue
	ThCh$	ThCh$	ThCh$
Supermarkets	1,989,177,198	-	1,989,177,198
Shopping	83,203,134	27,944,997	55,258,137
Home Improvement	348,561,503	555,025	348,006,478
Department stores	222,927,342	-	222,927,342
Financial Services	36,463,802	-	36,463,802
Others	814,150	-	814,150

TOTAL	2,681,147,129	28,500,022	2,652,647,107

18.8	Non-current assets by country

At March 31, 2016	Chile	Argentina	Brazil	Peru	Colombia	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other non-financial assets	23,989,790	4,552,057	14,954,833	1,911,762	6,160	45,414,602
Trade receivables and other receivables	9,472,940	2,834,903	5,113,996	-	-	17,421,839
Equity Method investments	196,033,628	-	-	930,427	-	196,964,055
Intangible assets other than goodwill	213,744,842	9,784,482	58,616,464	107,574,157	8,570,115	398,290,060
Goodwill	246,378,878	1,585,685	361,382,427	266,844,412	523,055,091	1,399,246,493
Property Plant and Equipment	1,132,950,648	222,983,066	319,842,318	352,168,813	583,576,246	2,611,521,091
Investment Property	1,396,850,583	187,141,029	-	196,956,497	27,162,838	1,808,110,947
Income tax assets, non-current	7,997,053	779,284	-	-	-	8,776,337

Non -current assets—Total	3,227,418,362	429,660,506	759,910,038	926,386,068	1,142,370,450	6,485,745,424

At December 31, 2015	Chile	Argentina	Brazil	Peru	Colombia	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other non-financial assets	25,390,011	4,464,185	-	2,047,413	6,160	31,907,769
Trade receivables and other receivables	9,657,812	5,026,352	16,312,688	-	-	30,996,852
Equity Method investments	250,619,777	-	-	907,728	-	251,527,505
Intangible assets other than goodwill	211,149,130	14,676,994	55,464,964	111,421,733	9,036,596	401,749,417
Goodwill	246,378,878	2,593,925	343,976,582	275,687,596	523,055,091	1,391,692,072
Property Plant and Equipment	1,165,259,184	261,376,733	315,071,707	372,374,780	597,408,226	2,711,490,630
Investment Property	1,367,201,015	216,225,818	-	196,505,533	27,162,838	1,807,095,204
Income tax assets, non-current	7,997,053	857,294	-	-	-	8,854,347

Non -current assets—Total	3,283,652,860	505,221,301	730,825,941	958,944,783	1,156,668,911	6,635,313,796

The amounts for non-current assets by country shown in this note exclude other non-current financial assets, deferred tax assets as per IFRS 8.

18.9	Consolidated Cash Flow by segment:

Regional information by segment Consolidated Segment Flows at March 31, 2016	Supermarkets	Shopping Center	Home Improvement	Department Stores	Financial Services (Insurance + cards + bank)	Support Services, Financing, and Other Settings	Total Consolidated	Discontinued operation financial services
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net cash flows from (used in) operating activities	(18,708,400)	45,602,169	17,428,357	(37,701,713)	9,131,393	(69,667,198)	(53,915,392)	-
Net cash flows from (used in) investing activities	(3,345,796)	(2,661,058)	(7,300,918)	(4,552,179)	20,338,715	113,192,359	115,671,123	-
Net cash flows from (used in) financing activities	(44,133,300)	(43,085,441)	(10,791,750)	15,162,992	(29,339,504)	54,225,066	(57,961,937)	-

Regional information by segment Consolidated Segment Flows at March 31, 2015	Supermarkets	Shopping Center	Home Improvement	Department Stores	Financial Services (Insurance + cards + bank)	Support Services, Financing, and Other Settings	Total Consolidated	Discontinued operation financial services
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net cash flows from (used in) operating activities	50,136,499	28,161,157	38,063,052	16,798,242	(76,279,884)	(27,430,473)	29,448,593	(98,261,013)
Net cash flows from (used in) investing activities	(19,725,538)	(6,564,223)	(19,726,453)	(3,689,500)	(12,978,595)	1,956,227	(60,728,082)	(779,284)
Net cash flows from (used in) financing activities	(62,096,669)	(21,782,042)	(21,388,430)	(14,599,511)	83,469,940	24,099,297	(12,297,415)	30,196,981

18.10	Additions to non-current assets:

	Supermarkets	Shopping Center	Home Improvement	Department Stores	Financial Services (Insurance + cards + bank)	Support Services, Financing, and Other Settings	Total Consolidated
As of March 31, 2016	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Property plant and equipment	19,400,596	4,249,895	3,952,631	4,949,051	59,380	4,411,899	37,023,452
Intangible asset, other that goodwill	1,882,248	15,722	23,869	44	35,293	6,087,503	8,044,679
Goodwill	-	-	-	-	-	-	-
Investment properties	-	-	-	-	-	-	-
Total additions	21,282,844	4,265,617	3,976,500	4,949,095	94,673	10,499,402	45,068,131

	Supermarkets	Shopping Center	Home Improvement	Department Stores	Financial Services (Insurance + cards + bank)	Support Services, Financing, and Other Settings	Total Consolidated
As of December 31, 2015	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Property plant and equipment	71,673,841	20,199,831	16,678,579	19,406,886	793,948	1,704,152	130,457,237
Intangible asset, other that goodwill	15,347,604	81,582	3,705,156	5,490,784	455,074	10,284,698	35,364,898
Goodwill	-	-	-	-	-	-	0
Investment properties	-	6,404,431	-	-	-	-	6,404,431
Total additions	87,021,445	26,685,844	20,383,735	24,897,670	1,249,022	11,988,850	172,226,566

18.11	Bank statements Paris:

Below is the classified financial information of Banco Paris used in the consolidation of Cencosud S.A., as of March 31, 2016 and December 31, 2015

	As of
Assets	3/31/2016	12/31/2015
	ThCh$	ThCh$

Current assets
Cash and cash equivalents	2,243,047	2,112,443
Other financial assets, current	51,511,547	71,414,725
Trade receivables and other receivables	2,399,598	2,329,044
Current tax assets	917,596	879,480

Total current assets	57,071,788	76,735,692

Non-current assets
Other non-financial assets, non-current	10,083	11,658
Trade receivable and other receivables, non-current	9,472,940	9,657,812
Receivables from related entities, non-current	464,720	286,971
Intangible assets other than goodwill	4,006,476	4,007,116
Property, plant and equipment	644,213	694,961
Deferred income tax assets	7,757,806	7,369,856

Total non-current assets	22,356,238	22,028,374

Total assets	79,428,026	98,764,066

	As of
Net equity and liabilities	3/31/2016	12/31/2015
	ThCh$	ThCh$

Current liabilities
Other financial liabilities, current	21,327,051	39,573,017
Trade payables and other payables	3,497,195	2,214,908
Current income tax liabilities	122,755	120,617
Current provision for employee benefits	95,251	122,004

Total current liabilities	25,042,252	42,030,546

Non-current liabilities
Other financial liabilities,	8,049,740	8,235,347
Trade accounts payables	857,146	1,845,689
Deferred income tax liabilities	1,090,121	1,136,117

Total non-current liabilities	9,997,007	11,217,153

Total liabilities	35,039,259	53,247,699

Net equity
Paid-in capital	39,579,421	39,579,421
Retained earnings (accumulated losses)	(1,132,983)	762,673
Other reserves	5,942,329	5,174,273

Net equity attributable to controlling shareholders	44,388,767	45,516,367
Non-controlling interest	-	-

Total net equity	44,388,767	45,516,367

Total net equity and liabilities	79,428,026	98,764,066

Below is the classified financial information of Banco Paris used in the consolidation of Cencosud S.A., as of March 31, 2016 and 2015,

	For the three months ended March 31,
Statement of integral income	2016	2015
	ThCh$	ThCh$
Revenues from ordinary activities	413,979	11,854,262
Cost of Sales	8,120	(2,292,314)
Gross Margin	422,099	9,561,948
Administrative expenses	(1,925,360)	(6,520,421)
Financial income	435,537	102,343
Financial expenses	(452,093)	(2,095,999)
Other gain (losses)	-	(589)
Exchange differences	(44,975)	18,439
Profit before tax	(1,564,792)	1,065,721
Income tax charge	431,809	(232,243)
Profit from ongoing operations	(1,132,983)	833,478
Net income	(1,132,983)	833,478

On April 2015, the Board of Directors of Cencosud S.A. has agreed to entrust an investment bank the beginning of the process of selling Banco Paris. This process is expected to be conducted during the coming months.

19	Restrictions, contingencies, legal proceedings and other matters

19.1	Civil legal proceedings

•
The subsidiaries Cencosud Retail S.A. , Easy S.A., Cencosud Shopping Centers S.A., and  Administradora del Centro Comercial Alto Las Condes Ltda., are involved in lawsuits and litigation that are pending as of March 31, 2016. The amounts of these claims are covered by a civil liability insurance policy.

•
On May 22, 2015 the municipality constructions authority of Vitacura ordered the stagnation of the project developed by Cencosud Shopping Centers S.A., on the piece of land located at the 8950 of Kennedy Avenue in Santiago. This Municipality based its decision on the fact that the construction does not have the required permission. The Company filed an appeal on June 19, 2051 to the metropolitan administrative authority (Secretaria Regional Ministerial – “SEREMI”), who issued a ruling accepting the Company`s pretentions and ordering the Municipality to adjust its decision. On November 25, 2015, “SEREMI” issued an extended ruling, which reverted its previous position base on the Public Ministry’s opinion.

On December 23, 2015 Cencosud filed an appeal to the Supreme Court alleging to obtain the “SEREMI’s”decision issued on November 25, 2015. The Court has sustained the allegation is waiting to a definitive decision. The Company will keep following the legal channels to obtain a positive outcome. It is estimated that the chances of obtaining a favorable outcome to the position of the Company are reasonably higher than obtaining an unfavorable outcome.

•
An indirectly controlled subsidiary of Cencosud S,A in Colombia is involved in litigations regarding extra contractual civil responsibility. The amounts of these claims are covered by a civil liability insurance policy.

•
A civil lawsuit was filed against the indirectly controlled affiliate GBarbosa Comercial (Brazil) by the Public Employees Union in supermarkets in the State of Sergipe, which is awaiting the first instance ruling. The union is seeking compensation for overtime hours for all employees of the subsidiary for the period after May 2007. The petition was filed and supported by the ruling, albeit still not judicial, that was issued through another public civil claim, which annulled a bank of hours from May 2007 to April 2009.

Based on the opinion of a legal advisor, we cannot estimate the value of the case given the complexity of the calculations related to the process, as well as the absence of sufficient evidence in the file in order to quantify.

Cencosud Brasil Comercial Ltda has reported no other civil proceedings to reveal as of March 31, 2016.

•
Cencosud Retail Peru S.A, an indirectly controlled subsidiary of Cencosud S,A. has several outstanding cases at the close of the financial statements for liability claims causes. Total amounts claimed raise to MUSD 439. Our legal advisors consider that the chances of getting a favorable ruling to the position of the company are reasonably higher than obtain an unfavorable ruling.

•
During January 2016, the authority National Economic Prosecutor (Fiscalia Nacional Económica FNE) filed a claim to the Free Competition Court (Tribunal de Defensa de la Libre Competencia) against Cencosud, Walmart Chile and SMU supermarkets’ chains, for alleged collusion between the mentioned chains for a price-fixing scheme involving poultry products.

The Group answered the aforementioned request to the Court on March 22, 2016, and categorically rejected the allegations raised by the FNE in such claim. The company will keep defending itself in the process to prove its innocence.

To Cencosud collusion and anti-competitive practice is unacceptable and totally condemnable.

Potential fines in this case could be up to 30.000 UTA (approximately U.S. $23 million at the time of the suit filing).

19.2	Taxation legal proceedings

As of March 31, 2016 the Group’s Companies maintain several taxation legal controversies, which the most relevant are shown as follows:

Country	Society	Grounds	Amount [1]	Stage of the process	Expected outcome [2]
			ThCh$
Chile	Cencosud S.A.	Shares transference cost	9,346,562	Trial	Positive
	Cencosud Internacional Limitada	Shares transference cost	28,889,219	Trial	Positive
	Cencosud Retail S.A.	Offsetting losses	1,915,547	Appeal	Positive
	Paris Administradora Centro Limitada	Deductible expenses, offsetting losses	3,397,720	Trial	Positive
	Eurofashion Limitada	Assets transference, deductible expenses	629,646	Appeal	Positive
	Paris Administradora Limitada	Deductible expenses, offsetting losses	1,634,534	Trial	Positive
	Cencosud Retail S.A.	First category income tax	8,816,021	Trial	Positive
	Paris Administradora Sur Limitada	First category income tax	3,768,170	Trial	Positive
	Paris Administradora Centro Limitada	First category income tax	2,388,090	Trial	Positive
	Cencosud Retail S.A.	Deductible expenses income tax	3,305,572	Trial	Positive
Peru	Country Perú	VAT or G&S tax	1,022,262	Trial	Positive
Brazil	Cencosud Comercial Ltda	Income tax	15,778,705	Trial	Positive
	Cencosud Comercial Ltda	PIS & CONFIS [3]	10,047,000	Trial	Positive
	Cencosud Comercial Ltda	Actvities monthly tax	5,827,260	Trial	Positive

[1] Amount refers to tax payable or tax rebate. Amounts may vary. Fines, interest, translations, discounts and adjustments shall be also updated up to payment date, if necessary
[2] Potential outcomes are provided for the legal advisors who carry the processes
[3] The PIS and COFINS are federal social contributions designed for funding the social security system in Brazil, which are based on company's gross revenues

The contingencies and legal proceedings disclosed above are deemed to be of a positive outcome.

20                                Stock options

As of December 30, 2015 the Company has a share-based compensation plan for executives of Cencosud S,A., and Affiliates, The details of the arrangements are described below:

Agreement	Stock options granted to key executives
Nature of the arrangement	2014 retention plan for executives	2015 retention plan for executives	2016 retention plan for executives
Date of grant	September 2013	September 2014	September 2015
Number of instruments granted	22,171,504 shares	10,057,500 shares	35,424,034 shares
Exercise price	Ch$ 2,600	Ch$ 1,646	Ch$ 1,000
Share price at granted date	Ch$ 2,071	Ch$ 1,785	Ch$ 1,336
Vesting	0,9; 1,9; 2,9; 3,9 years	1.2; 2.2; 3.1 and 3.4 years	0.5; 1.3; and 2.1 years
Condition
a)    As of the grant date, the executive must have a current employment contract with the Company or any of its subsidiaries in Chile or abroad without any interruption in its employment relationship,
b)    From the date of signing of the stock option contract and until the exercise date, the Executive has not committed any serious breaches of its employment duties, at the Company’s sole discretion,

a)    As of the grant date, the executive must have a current employment contract with the Company or any of its subsidiaries in Chile or abroad without any interruption in its employment relationship,
b)    From the date of signing of the stock option contract and until the exercise date, the Executive has not committed any serious breaches of its employment duties, at the Company’s sole discretion,

a)    As of the grant date, the executive must have a current employment contract with the Company or any of its subsidiaries in Chile or abroad without any interruption in its employment relationship,
b)    From the date of signing of the stock option contract and until the exercise date, the Executive has not committed any serious breaches of its employment duties, at the Company’s sole discretion,
In the case that the Executive does not subscribe the shares within each defined term of the subscription plan, it will be understood that he or she has waived the respective option, and accordingly, any right; power; promise; or offer in connection with this 2016 Plan has been extinguished for all legal purposes, leaving the company free from any liability for such effects.

Settlement	Cash	Cash	Cash
Data used in the options pricing model:
Weighted average price of shares used	Ch$ 2,071	Ch$ 1,785	Ch$ 1,336
Exercise price	Ch$ 2,600	Ch$ 1,646	Ch$ 1,000
Expected volatility	23,4%	27,0%	27,6%
Expected term at grant day (in years)	0.9; 1.9; 2.9; 3.9 years	1.2; 2.2; 3.1 and 3.4 years	0.5; 1.3 and 2.1 years
Risk free interest rate	5,0%	3.3%	4.0%
Expected dividends (dividends yield)	1%	0.9%	0.87%
Anticipated % of executives leaving the plan (at grant date)	10%	10%	10%
Fair value of the option at the grant date	$ Ch 157.49	$ Ch 404.37	$ Ch 397.03

As at September 28, 2015 the Company launched the 2016 options plan. All the Executives have accepted this plan, and they have waived in respect to any previous existing plans, which up to date had not been exercised by the executive, including those not exercised because the respective were not met.

	Numbers of shares
Stock options granted to key executives	3/31/2016	12/31/2015
1) Outstanding as of the beginning of the period	35,676,984	25,191,698
2) Granted during the period	-	35,526,934
3) Forfeited during the period	(242,500)	(18,596,806)
4) Exercised during the period	(13,735,659)	-
5) Expired at the end of the period	-	(6,444,842)
6) Outstanding at the end of the period	21,698,825	35,676,984
7) Vested and expected to vest at the end of the period	21,698,825	35,676,984
8) Eligible for exercise at the end of the period	380	412

Stock options—Impact in P&L	As of March 31, 2016	As of March 31, 2015
	ThCh$	ThCh$
Impact in the income statement	3,739,726	806,065

In relation to the 2016, 2015 and 2014 Retention Plans, the outstanding options as of March 31, 2016 had a weighted-average contractual life of 0.71 years, 0.48 years and 0.33 years respectively. As of December 31, 2015 those options had a weighted-average contractual life of  0.96 , 0.73 years and 0.42 years respectively.

The Company utilizes a valuation model that is based in a constant volatility assumption to value its employee share options. The fair value of each option grant has been estimated, as of the grant date, using the Black Scholes option pricing model.

21                                Disposal Group held for sale

IFRS 5 outlines how to account for non-current assets held for sale (or for distribution to owners). In general terms, assets (or disposal groups) held for sale are not depreciated, are measured at the lower of carrying amount and fair value less costs to sell, and are presented separately in the statement of financial position.

The objective of this IFRS is to specify the accounting for assets held for sale, and the presentation anddisclosure of discontinued operations. In particular, the IFRS requires: (a) assets that meet the criteria to be classified as held for sale to be measured at the lower of carrying amount and fair value less costs to sell, and depreciation on such assets to cease; and (b) assets that meet the criteria to be classified as held for sale to be presented separately in the statement of financial position and the results of discontinued operations to be presented separately in the statement of comprehensive income. IFRS 5 requires the Company to present financial information for discontinued operations for all periods in the consolidated statement of comprehensive income.

As of March 31, 2016 and 2015 assets and liabilities are presented as non-current for disposal classified as “held for sale”. According to the disclosures required by IFRS 5, the balance is the following:

1) Assets and liabilities classified as of March 31, 2016 as non-current assets for disposal classified as “held for sale”:

Assets	3/31/2016 Non-audited
ThCh$

Current assets
Receivables due from related entities, current	1,516,720
Inventories, current	828,880

Total current assets	2,345,600

Non-current assets
Equity method investments, non-current	55,573,806
Property, plant and equipment	33,221,019
Investment property	2,939,242

Total non-current assets	91,734,067

Total non-current assets classified as held for sale	94,079,667

Net equity and liabilities	3/31/2016 Non-audited
ThCh$

Current liabilities
Other financial liabilities, current	524,033
Trade payables and other payables, current	1,918,049
Other provisions, current	52,885
Current provision for employee benefits	30,946

Total current liabilities	2,525,913

Non-current liabilities
Other financial liabilities, non current	3,333,058

Total non-current liabilities	3,333,058

Total non-current liabilities classified as held for sale	5,858,971
Assets and liabilities classified as non-current assets for disposal as “held for sale” as of March 31, 2016 are presented below:

a)	Sale of non-strategic assets: Pieces of land Chile

A s of March 31, 2016, date of close of these financial statements, the Company remains committed to the plan of sale of undeveloped land in Chile. The process has been planned, defined and structured in conjunction with the Property and Shopping Divisions Management.

The assets included in this plan correspond to assets classified among Properties Plant and Equipment and Investment Property items, whose book value is expected to be recovered through the future sale, rather than continuing using them within business units that the company operates. The sale of these assets is considered highly probable, and is expected to be materialized during the next twelve months. The Administration has initiated an active program with the necessary actions to conclude agreements of significant conditions, such as the price and timing of the transactions with unrelated third parties, and finally sell them within the defined term.

The Company has taken a number of administrative and operational plans to finalize the sale, therefore it has commissioned exclusively to the brokerage society “Colliers” to market these assets so. This company has extensive expertise in real estate and finance sectors.

Non-current assets and liabilities held for sale are presented as follows:

Properties, plants and equipments types	ThCh$

Land	13,573,153
Fixed assets under leasing agreements	6,640,255
Facilities	282,659
Furnishings	49,599
Buildings	4,497,102
Machinery and equipments	412,973

Total property, plant and equipments	25,455,741

Other financial liabilities, current and non-current - Leasing	(3,857,091)

Investment property	2,939,242

Detailed assets, classified as held for sale has been recognized at the lower of carrying amount and fair value less costs to sell, at the moment of the reclassification.

b)	Inmobiliaria Mall Viña del Mar S.A. Investment - Chile

The Company has reached an agreement with Parque Arauco S.A. ("Parque Arauco") to sell the shares of Comercial de Tiendas S.A. owns in Inmobiliaria Mall Viña del Mar S.A., corresponding to 433 ordinary shares, equivalent to third part of the issued shares, such cost is as follows as of March 31, 2016:

Mall Viña del Mar S.A. Investment cost - Chile	3/31/2016 ThCh$

Equity method investments, non-current	55,573,806
Receivables due from related entities, current	1,516,720

Total Mall Viña del Mar S.A. investment cost	57,090,526
c)	Gas stations - Colombia

Colombian gas stations, previously reported under the “supermarkets” segment in our financial statements, has been included within the assets and liabilities held for sale, as follows:

Gas stations cost - Colombia	3/31/2016 ThCh$

Property, plant and equipment	7,765,278
Inventories	828,880
Trade receivables and other receivables, non-current	(1,918,049)
Other provisions, current	(52,885)
Current provision for employee benefits, current	(30,946)

Total gas stations cost	6,592,277

2) Sale of the financial retail services division - Chile

The Company, together with its subsidiaries Cencosud Retail S.A. and Easy S.A., entered into a framework agreement for which Bank of Nova Scotia (BNS) Chile acquired 51% interest and took control of the division of retail financial services of the Company in Chile. This transaction was completed on May 1, 2015.

The operation valued at US $ 280 million (M$ 169,845,372) included a commitment from BNS to finance 100% of the loan portfolio of retail financial business. As of December 31, 2015 the Company recognized a gain of M$ 61,372,533 within the consolidated statement of profit and loss by function, under the " Profit from discontinued operations " line. The generated profit includes M$ 30,144,477 corresponding to the benefit related to the measurement at fair value of non-controlling interest in subsidiaries held after the sale.

a)	Results of discontinued operations for the three months ended March 31, 2015:

Statement of profit and loss by function – Discontinued operations	3/31/2015 ThCh$
Revenues from ordinary activities	45,875,537
Cost of sales	(16,382,694)

Gross Margin	29,492,843

Other revenues by function	413,602
Sales, general and administrative expenses	(8,952,225)
Other expenses by function	(3,124,010)
Other gain (loss)	5,283

Results from operating activities	17,835,493

Finance income	102,345
Finance expenses	(10,595,262)
Exchange differences	(4,341,757)
(Losses) from indexation	1,383

Results from operating activities before income tax	3,002,202
Income Tax	(675,495)

Profit (loss) for the period	2,326,707
Basic earnings (loss) per share	5.3
Diluted earnings (loss) per share	5.3
b)	Cash flows from (used in) discontinued operations for the three months ended March 31, 2015:
Statement of cash flows – Discontinued operations	3/31/2015 ThCh$
ThCh$
Net cash from (used in) operating activities	(98,261,013)
Net cash from (used in) investing activities	(779,284)
Net cash from (used in) financing activities	30,196,981

22                                Subsequent events

•
On April 18, 2016, Sociedad Comercial de Tiendas S.A., a subsidiary of Cencosud SA, sold the owned shares of the society Inmobiliaria Mall Viña del Mar S.A., to “Parque Arauco” and "Ripley" in equal parts, for an amount of ChTh$ 110.574.884.

This transaction performed by Sociedad Comercial de Tiendas S.A. consists to sell the third part of the shares issued by the Company, to Parque Arauco S.A. for a total value of 4,275,000 adjustable units (“Unidad de Fomento” or “UF”).

Notwithstanding this agreement, as a result of an existing shareholders deal, Central Store S.A., successor of Comercial ECCSA S.A. ("Ripley"), might exercise partially or totally an option to purchase up to 50% of the shares held by Sociedad Comercial de Tiendas S.A., under the same terms agreed with “Parque Arauco”. This option was finally exercised, as informed by Ripley in an esential fact on March 29, 2016.

This transaction will generate a positive result net of taxes estimated Ch$ 28,000 million within the Cencosud’s consolidated interim financial statements of profit and losses.

•
On April 2016 torrential rains sent off from the Andes mountains flooded the neighborhood of Providencia. The rain water diverted by the Mapocho river flooded part of the underground areas, causing several damages to the Costanera Center Mall facilities. The Company is currently following processes to assess ravages and present claims to the insurance companies.

•
The Ordinary Shareholders Meeting, held on April 29, 2016, defined a final dividend chargeable to 2015 profits of Ch$ 25.92268 per share, equivalent to 80.55% of the 2015 net distributable profits and amounted to Ch$ 73,684,179,628. The aforementioned distribution of profits shall be made by: (i) the distribution of an additional dividend in the amount of $ 10 per share; plus (ii) the distribution of an interim dividend of $ 16 per share already paid from December 4, 2015.

In addition, the Shareholders Meeting approved an extraordinary dividend in the amount of $ 50 per share, chargeable to retained earnings from previous years, reducing the reserve fund for future dividends amounted to Ch$ 142,122,981,100. The payment of the above dividend will be made from May 17, 2016.

Between the date of issuance of these condensed consolidated financial statements and the filing date of this report, management is not aware of any other subsequent events that could significantly affect the consolidated financial statements.